Management’s
Discussion and
Analysis

For the Years Ended December 31, 2022 and 2021

This Management’s Discussion and Analysis (“MD&A”) has been prepared as of February 23, 2023 and is intended to provide a review of the financial position and results of operations of Centerra Gold Inc. (“Centerra” or the “Company”) for the three and twelve months ended December 31, 2022 in comparison with the corresponding periods ended December 31, 2021. This discussion should be read in conjunction with the Company’s audited financial statements and the notes thereto for the year ended December 31, 2022 prepared in accordance with International Financial Reporting Standards (“IFRS”). The Company’s audited financial statements and the notes thereto for the year ended December 31, 2022, are available at www.centerragold.com and on the System for Electronic Document Analysis and Retrieval (“SEDAR”) at www.sedar.com and EDGAR at www.sec.gov/edgar. In addition, this discussion contains forward-looking information regarding Centerra’s business and operations. Such forward-looking statements involve risks, uncertainties and other factors that could cause actual results to differ materially from those expressed or implied by such forward-looking statements. See “Caution Regarding Forward-Looking Information” below. All dollar amounts are expressed in United States dollars (“USD”), except as otherwise indicated. All references in this document denoted with NG indicate a “specified financial measure” within the meaning of National Instrument 52-112 Non-GAAP and Other Financial Measures Disclosure of the Canadian Securities Administrators. None of these measures is a standardized financial measure under IFRS and these measures might not be comparable to similar financial measures disclosed by other issuers. See section “Non-GAAP and Other Financial Measures” below for a discussion of the specified financial measures used in this document and a reconciliation to the most directly comparable IFRS measure.
Caution Regarding Forward-Looking Information

Information contained in this document which is not a statement of historical fact, and the documents incorporated by reference herein, may be “forward-looking information” for the purposes of Canadian securities laws and within the meaning of the United States Private Securities Litigation Reform Act of 1995. Such forward-looking information involves risks, uncertainties and other factors that could cause actual results, performance, prospects and opportunities to differ materially from those expressed or implied by such forward-looking information. The words “believe”, “expect”, “anticipate”, “contemplate”, “plan”, “intends”, “continue”, “budget”, “estimate”, “may”, “will”, “schedule”, “understand” and similar expressions identify forward-looking information. These forward-looking statements relate to, among other things: statements regarding 2023 Outlook and 2023 Guidance, including production, costs, capital expenditures, depreciation, depletion and amortization expenses and taxes; the effects of inflation on the Company’s costs; the weakening of the Canadian dollar and Turkish lira relative to the U.S. dollar; expectations regarding copper credits and copper prices in 2023; the expected trend of the Company’s performance toward achieving guidance; expected cash outflows at the Oksut Mine for 2023; completion of mercury abatement, containment and safety work in the gold room of the ADR plant at the Öksüt Mine, including construction progress; the expected restart of gold room operations, related regulatory approvals and the expected timing thereof; the capacity of the Öksüt Mine’s ADR plant to process inventories of loaded gold in carbon ; preparation and timing of further submissions relating to the EIA amendment for the Öksüt Mine and further discussions and regulatory review thereof; progress on ordinary course permitting, including the formal issuance of such permits at the Öksüt Mine and the ability to mine the Keltepe and Guneytepe pits; expectations for continued mining, crushing and stacking operations at the Öksüt Mine in 2023; highlights of a new life of mine plan for the Mount Milligan Mine, including reserves and resources, costs, inflationary pressures and expectations regarding the release of further guidance; expectations for optimization of Mount Milligan Mine’s staged flotation reactors; strategic options for the Molybdenum BU, including a potential restart of the Thompson Creek Mine, net cash required to maintain the business and expectations for molybdenum prices; expectations for ongoing activities at the Goldfield project, including drilling, resource estimation and a feasibility study; expectations for market purchases under a normal course issuer bid; possible impact to operations relating to COVID-19; leadership transition of the Chief Executive Officer position; and expectations regarding contingent payments to be received from the sale of Greenstone Partnership.

Forward-looking information is necessarily based upon a number of estimates and assumptions that, while considered reasonable by Centerra, are inherently subject to significant technical, political, business, economic and competitive uncertainties and contingencies. Known and unknown factors could cause actual results to differ materially from those projected in the forward-looking information. Factors and assumptions that could cause actual results or events to differ materially from current expectations include, among other things: (A) strategic, legal, planning and other risks, including: political risks associated with the Company’s operations in Türkiye, the USA and Canada, including potential uncertainty created by upcoming presidential elections in Türkiye and their potential to disrupt or delay Turkish bureaucratic processes and decision making; resource nationalism including the management of external stakeholder expectations; the impact of changes in, or to the more aggressive enforcement of, laws, regulations and government practices, including unjustified civil or criminal action against the Company, its affiliates, or its current or former employees; risks that community activism may result in increased contributory demands or business interruptions; the risks related to outstanding litigation affecting the Company; risks of actions taken by the Kyrgyz Republic, or any of its instrumentalities, in connection with the Company’s prior ownership of the Kumtor Mine or the Global Arrangement Agreement; including unjustified civil or criminal action against the Company, its affiliates, or its current or former employees; the impact of constitutional changes or political events or elections in Türkiye; risks that Turkish regulators pursue aggressive enforcement of the Öksüt Mine’s current EIA and permits or that the Company experiences delay or disruption in its applications for new or amended EIA or other permits, including the formal issuance thereof; the impact of any sanctions imposed by Canada, the United States or other jurisdictions against various Russian and Turkish individuals and entities; potential defects of title in the Company’s properties that are not known as of the date hereof; the inability of the Company and its subsidiaries to enforce their legal rights in certain circumstances; risks related to anti-corruption legislation; Centerra not being able to replace mineral reserves; Indigenous claims and consultative issues relating to the Company’s properties which are in proximity to Indigenous communities; and potential risks related to kidnapping or acts of terrorism; (B) risks relating to financial matters, including: sensitivity of the Company’s business to the volatility of gold, copper and other mineral prices; the use of provisionally-priced sales contracts for production at the Mount Milligan Mine; reliance on a few key customers for the gold-copper concentrate at the Mount Milligan Mine; use of commodity derivatives; the imprecision of the Company’s mineral reserves and resources estimates and the assumptions they rely on; the accuracy of the Company’s production and cost estimates; the impact of restrictive covenants in the Company’s credit facilities which may, among other things, restrict the Company from pursuing certain business activities or making distributions from its subsidiaries; changes to tax regimes; the Company’s ability to obtain future financing; the impact of global financial conditions; the impact of currency fluctuations; the effect of market conditions on the Company’s short-term investments; the Company’s ability to make payments, including any payments of principal and interest on the Company’s debt facilities, which depends on the cash flow of its subsidiaries; and (C) risks related to operational matters and geotechnical issues and the Company’s continued ability to successfully manage such matters, including the stability of the pit walls at the Company’s operations; the integrity of tailings storage facilities and the management thereof, including as to stability, compliance with laws, regulations, licenses and permits, controlling seepages and storage of water where applicable; the risk of having sufficient water to continue operations at the Mount Milligan Mine and achieve expected mill throughput; changes to, or delays in the Company’s supply chain and transportation routes, including cessation or disruption in rail and shipping networks whether caused by decisions of third-party providers or force majeure events (including, but not limited to, flooding, wildfires, earthquakes, COVID-19, or other global events such as wars); the success of the Company’s future exploration and development activities, including the financial and political risks inherent in carrying out exploration activities; inherent risks associated with the use of sodium cyanide in the mining operations; the adequacy of the Company’s insurance to mitigate operational and corporate risks; mechanical breakdowns; the occurrence of any labour unrest or disturbance and the ability of the Company to successfully renegotiate collective agreements when required; the risk that Centerra’s workforce and operations may be exposed to widespread epidemic including, but not limited to, the COVID-19 pandemic; seismic activity including earthquakes; wildfires; long lead-times required for equipment and supplies given the remote location of some of the Company’s operating properties and disruptions caused by global events; reliance on a limited number of suppliers for certain consumables, equipment and components; the ability of the Company to address physical and transition risks from climate change and sufficiently manage stakeholder expectations on climate-related issues; the Company’s ability to accurately predict decommissioning and reclamation costs and the assumptions they rely upon; the Company’s ability to attract and retain qualified personnel; competition for mineral acquisition opportunities; risks associated with the conduct of joint ventures/partnerships; and, the Company’s ability to manage its projects effectively and to mitigate the potential lack of availability of contractors, budget and timing overruns and project resources. For additional risk factors, please see section titled “Risks Factors” in the Company’s most recently filed Annual Information Form (“AIF”) available on SEDAR at www.sedar.com and EDGAR at www.sec.gov/edgar.
There can be no assurances that forward-looking information and statements will prove to be accurate, as many factors and future events, both known and unknown could cause actual results, performance or achievements to vary or differ materially from the results, performance or achievements that are or may be expressed or implied by such forward-looking statements contained herein or incorporated by reference. Accordingly, all such factors should be considered carefully when making decisions with respect to Centerra, and prospective investors should not place undue reliance on forward-looking information. Forward-looking information is as of February 23, 2023. Centerra assumes no obligation to update or revise forward-looking information to reflect changes in assumptions, changes in circumstances or any other events affecting such forward-looking information, except as required by applicable law.

Overview
Centerra’s Business

Centerra is a Canada-based mining company focused on operating, developing, exploring and acquiring gold and copper properties in North America, Türkiye, and other markets worldwide. Centerra’s principal continuing operations are the Mount Milligan gold-copper mine located in British Columbia, Canada (the “Mount Milligan Mine”), and the Öksüt gold mine located in Türkiye (the “Öksüt Mine”). The Company also owns the Goldfield District Project (the “Goldfield Project”) in Nevada, United States, the Kemess Underground Project (the “Kemess Project”) in British Columbia, Canada as well as exploration properties in Canada, the United States of America and Türkiye and has options to acquire exploration joint venture properties in Canada, Türkiye, and the United States. The Company owns and operates a Molybdenum Business Unit (the “Molybdenum BU”), which includes the Langeloth metallurgical processing facility, operating in Pennsylvania, USA (the “Langeloth Facility”), and two primary molybdenum mines on care and maintenance: the Thompson Creek Mine in Idaho, USA, and the Endako Mine (75% ownership) in British Columbia, Canada.

Prior to May 15, 2021, the Company also consolidated the results of the Kumtor mine, located in the Kyrgyz Republic, (the “Kumtor Mine”), through its wholly-owned subsidiary, Kumtor Gold Company CJSC (“KGC”). The seizure of the Kumtor Mine and the actions of the Kyrgyz Republic and Kyrgyzaltyn JSC (“Kyrgyzaltyn”) resulted in the following: (i) the carrying value of the net assets of the mine were derecognized from the Company’s balance sheet, (ii) no value was ascribed to the Company’s interest in KGC, (iii) the Company recognized a loss on the change of control in the second quarter of 2021, and (iv) results of the Kumtor Mine’s operations are now presented as a discontinued operation in the Company’s financial statements. The Company entered into a global arrangement agreement (“Arrangement Agreement”) dated April 4, 2022 with, among others, Kyrgyzaltyn and the Kyrgyz Republic to effect a separation of the parties, including through the disposition of Centerra’s ownership of the Kumtor Mine and its investment in the Kyrgyz Republic, the purchase for cancellation by Centerra of Kyrgyzaltyn’s Centerra common shares, the termination of Kyrgyzaltyn’s involvement in the Company, and the resolution of disputes (the “Transaction”). The Transaction closed on July 29, 2022.
As of December 31, 2022, Centerra’s significant subsidiaries were as follows:

Entity	Property - Location	Current Status	Ownership
Thompson Creek Metals Company Inc.	Mount Milligan Mine - Canada	Operation	100%
	Endako Mine - Canada	Care and maintenance	75%
Öksüt Madencilik A.S.	Öksüt Mine - Türkiye	Operation	100%
Langeloth Metallurgical Company LLC	Langeloth - USA	Operation	100%
Gemfield Resources LLC	Goldfield Project - USA	Advanced exploration	100%
AuRico Metals Inc.	Kemess Project - Canada	Care and maintenance	100%
Thompson Creek Mining Co.	Thompson Creek Mine - USA	Care and maintenance	100%
The Company’s common shares are listed on the Toronto Stock Exchange and the New York Stock Exchange and trade under the symbols “CG” and “CGAU”, respectively.

As of February 23, 2023, there are 218,494,646 common shares issued and outstanding, options to acquire 3,686,129 common shares outstanding under the Company’s stock option plan, and 983,933 restricted share units outstanding under the Company’s restricted share unit plan (exercisable on a 1:1 basis for common shares).

Overview of Consolidated Financial and Operating Highlights

($millions, except as noted)	Three months ended December 31,			Years ended December 31,
	2022	2021	% Change	2022	2021	% Change
Financial Highlights (continuing operations basis, except as noted)
Revenue	208.3	251.1	(17)%	850.2	900.1	(6)%
Production costs	158.1	132.0	20%	574.6	487.7	18%
Depreciation, depletion, and amortization ("DDA")	17.2	31.0	(45)%	97.1	120.5	(19)%
Earnings from mine operations	33.0	88.1	(63)%	178.5	292.0	(39)%
Net (loss) earnings from continuing operations	(130.1)	274.9	(147)%	(77.2)	446.9	(117)%
Adjusted net (loss) earnings from continuing operations(1)	(13.7)	35.4	(139)%	(9.4)	149.2	(106)%
Net loss from discontinued operations(2)	—	—	—%	—	(828.7)	(100)%
Net (loss) earnings(2)	(130.1)	274.9	(147)%	(77.2)	(381.8)	80%
Adjusted net (loss) earnings(1)(2)	(13.7)	35.4	(139)%	(9.4)	233.6	(104)%
Cash (used in) provided by operating activities from continuing operations	(9.8)	61.8	(116)%	(2.0)	270.9	(101)%
Free cash flow (deficit) from continuing operations(1)	(25.3)	38.7	(165)%	(82.9)	178.4	(146)%
Adjusted free cash flow (deficit) from continuing operations(1)	(25.3)	44.0	(158)%	(62.0)	192.6	(132)%
Cash provided by operating activities from discontinued operations	—	—	—%	—	143.9	(100)%
Net cash flow from discontinued operations(2)(3)	—	—	—%	—	47.8	(100)%
Additions to property, plant and equipment (“PP&E”)	27.9	46.9	(41)%	275.1	118.9	131%
Capital expenditures - total(1)	15.4	28.1	(45)%	73.2	93.3	(22)%
Sustaining capital expenditures(1)	15.3	25.7	(40)%	71.1	88.0	(19)%
Non-sustaining capital expenditures(1)	0.1	2.4	(96)%	2.1	5.3	(60)%
Net (loss) earnings from continuing operations per common share - basic(4)	(0.59)	0.93	(163)%	(0.29)	1.51	(119)%
Net (loss) earnings per common share - $/share basic(2)(4)	(0.59)	0.93	(163)%	(0.29)	(1.29)	(77)%
Adjusted net (loss) earnings from continuing operations per common share - basic(1)(4)	(0.06)	0.12	(150)%	(0.04)	0.50	(108)%
Adjusted net (loss) earnings per common share - $/share basic(1)(2)(4)	(0.06)	0.12	(150)%	(0.04)	0.79	(105)%
Operating highlights (continuing operations basis)
Gold produced (oz)	53,222	91,197	(42)%	243,867	308,141	(21)%
Gold sold (oz)	49,443	90,312	(45)%	242,193	314,757	(23)%
Average market gold price ($/oz)	1,728	1,795	(4)%	1,800	1,799	—%
Average realized gold price ($/oz )(5)	1,352	1,504	(10)%	1,446	1,485	(3)%
Copper produced (000s lbs)	16,909	16,993	—%	73,864	73,275	1%
Copper sold (000s lbs)	15,374	17,184	(11)%	73,392	78,017	(6)%
Average market copper price ($/lb)	3.63	4.40	(18)%	3.99	4.23	(6)%
Average realized copper price ($/lb)(5)	3.43	3.59	(4)%	2.95	2.92	1%
Molybdenum sold (000s lbs)	4,040	2,361	71%	13,448	11,461	17%
Average market molybdenum price ($/lb)	21.49	18.89	14%	18.73	15.98	17%
Unit costs (continuing operations basis)
Gold production costs ($/oz)	790	550	44%	681	604	13%
All-in sustaining costs on a by-product basis ($/oz)(1)	987	591	67%	860	649	33%
All-in costs on a by-product basis ($/oz)(1)	1,572	732	115%	1,201	785	53%
Gold - All-in sustaining costs on a co-product basis ($/oz)(1)	1,308	829	58%	1,112	891	25%
Copper production costs ($/lb)	2.00	1.79	12%	1.70	1.51	13%
Copper - All-in sustaining costs on a co-product basis – ($/lb)(1)	2.40	2.34	3%	2.12	1.94	9%
(1)Non-GAAP financial measure. All per unit costs metrics are expressed on a metal sold basis. See discussion under “Non-GAAP and Other Financial Measures”.
(2)Inclusive of the results from the Kumtor Mine prior to the loss of control on May 15, 2021.
(3)Calculated as the sum of cash flow provided by operating activities from discontinued operations, cash flow used in investing activities from discontinued operations and cash flow used in financing activities from discontinued operations.
(4)As at December 31, 2022, the Company had 218,428,681 common shares issued and outstanding.
(5)This supplementary financial measure within the meaning of National Instrument 52-112 - Non-GAAP and Other Financial Measures Disclosure (“NI 51-112”) is calculated as a ratio of revenue from the consolidated financial statements and units of metal sold and includes the impact from the Mount Milligan Streaming Arrangement, copper hedges and mark-to-market adjustments on metal sold not yet finally settled.

Overview of Consolidated Results

Although during 2021, the Company remained the legal owner of KGC, due to the seizure of the Kumtor Mine and the related actions by the Kyrgyz Republic and Kyrgyzaltyn, the Company derecognized the assets and liabilities of the Kumtor Mine in the statements of financial position and presented its financial and operating results prior to the loss of control as discontinued operations for the year ended December 31, 2021. As a result, the Company’s consolidated results from continuing operations discussed in this MD&A exclude the Kumtor Mine’s operations, unless otherwise noted.

Fourth Quarter 2022 compared to Fourth Quarter 2021
Net loss of $130.1 million was recognized in the fourth quarter 2022, compared to net earnings of $274.9 million in the fourth quarter 2021. Decrease in net earnings was primarily due to:
•lower earnings from mine operations of $33.0 million in the fourth quarter of 2022 compared to earnings from mine operations of $88.1 million in the fourth quarter of 2021 primarily due to no ounces of gold sold at the Öksüt Mine, lower gold ounces and copper pounds sold and lower average realized copper prices at the Mount Milligan Mine and higher production costs at the Molybdenum BU. Higher production costs at the Molybdenum BU were primarily due to higher average molybdenum prices paid for third-party molybdenum concentrate, an increase in pounds of molybdenum roasted, and the effect of higher production costs from the mix of products produced and sold in the period. A decrease in earnings from mine operations was partially offset by lower production costs and DDA at the Öksüt Mine due to the suspension of gold room operations at the ADR plant and lower DDA at the Mount Milligan Mine primarily attributable to the increase in proven and probable reserves;
•a non-cash impairment loss of $138.2 million (net of tax) recognized in the fourth quarter of 2022 related to the Kemess Project compared to an impairment reversal $117.3 million (net of tax) recognized in the fourth quarter of 2021 related to the Mount Milligan Mine;
•higher exploration and development costs primarily relating to various drilling activities and technical studies undertaken at the Goldfield Project and at the Mount Milligan Mine; and
•lower income tax recovery primarily resulting from the draw-down of the deferred tax assets recognized in the fourth quarter of 2021 at the Mount Milligan Mine, partially offset by the impact of the suspension of operations and an inflationary adjustment recorded to the tax basis of property, plant and equipment at the Öksüt Mine.

The decrease in net earnings was partially offset by a reclamation recovery of $3.4 million in the fourth quarter of 2022 compared to reclamation expense of $24.3 million in the fourth quarter of 2021, resulting from an increase in the risk-free interest rates applied to discount the estimated future reclamation cash flows, partially offset by an increase in underlying future reclamation cash flows impacted by various factors, including higher short-term inflation and an increase in the scope of reclamation activities at the Endako Mine and Thompson Creek Mine. In addition, there was a decrease in other non-operating expenses due to a decrease in legal costs and related expenses incurred in connection with the seizure of the Kumtor Mine, a non-cash gain on derecognition of the employee health plan benefit provision at the Langeloth Facility upon termination of the plan and higher interest income earned on the Company’s cash balance from rising interest rates.

Adjusted net lossNG of $13.7 million was recognized in the fourth quarter of 2022, compared to adjusted net earningsNG of $35.4 million in the fourth quarter of 2021. The decrease in adjusted net earningsNG was primarily due to lower earnings from mine operations and higher exploration and development costs and income tax expense, partially offset by lower non-operating expenses as outlined above.

The adjusting items to net loss in the fourth quarter of 2022 were:

•$138.2 million, net of tax, related to the non-cash impairment loss of the Kemess Project;
•$14.0 million of deferred income tax recovery resulting from an inflationary adjustment recorded to the tax basis of property, plant and equipment at the Öksüt Mine;
•$4.4 million non-cash gain on derecognition of the employee health plan benefit provision at the Langeloth Facility upon termination of the plan; and

•$3.4 million reclamation provision revaluation recovery at sites on care and maintenance in the Molybdenum BU primarily attributable to an increase in the risk-free interest rates applied to discount the estimated future reclamation cash flows.

The adjusting items to net earnings in the fourth quarter of 2021 were:

•$11.3 million of legal and other costs related to the seizure of the Kumtor Mine;
•$24.2 million reclamation provision revaluation expense at sites on care and maintenance in the Molybdenum BU, resulting primarily from the change in estimated future reclamation cash flows and a decrease in the discount rate applied to these cash flows;
•$132.7 million of income tax adjustments related primarily to the recognition of a deferred tax asset related to the Mount Milligan Mine;
•$117.3 million, net of tax, related to the impairment reversal of the Mount Milligan Mine; and
•$25.0 million gain on the sale of the Greenstone project as a result of the construction decision milestone at the Greenstone project, triggering an additional payment to the Company by no later than December 2023.

Cash used in operating activities was $9.8 million in the fourth quarter of 2022, compared to cash provided by operating activities of $61.8 million in the fourth quarter of 2021. The decrease in cash provided by operating activities was primarily due to no ounces of gold sold at the Öksüt Mine, and lower average realized copper prices, lower gold ounces and copper pounds sold at the Mount Milligan Mine. In addition, there was an unfavourable working capital change at the Mount Milligan from the effect of timing of concentrate shipments and timing of vendor payments and an unfavourable working capital change at the Öksüt Mine from the buildup of stockpiles and heap leach pad inventory, timing of vendor payments and lower collections of VAT refunds. The overall decrease in cash provided by operating activities was partially offset by a favourable working capital change from the effect of a reduction in molybdenum inventory at the Molybdenum BU.

Free cash flow deficitNG of $25.3 million was recognized in the fourth quarter of 2022, compared to free cash flowNG of $38.7 million in the fourth quarter of 2021. The decrease in free cash flowNG was primarily due to lower cash provided by operating activities as outlined above, partially offset by lower sustaining capital expendituresNG.
Year ended December 31, 2022 compared to 2021
Net loss of $77.2 million was recognized in 2022, compared to net loss of $381.8 million in 2021. The decrease in net loss was primarily due to a loss of $926.4 million recognized on the change of control of the Kumtor Mine in 2021.

Net loss from continuing operations of $77.2 million was recognized in 2022, compared to net earnings from continuing operations of $446.9 million in 2021. The decrease was primarily due to:
•lower earnings from mine operations of $178.5 million in 2022 compared to $292.0 million in 2021 primarily due to lower ounces of gold sold at the Öksüt Mine. In addition, there were higher production costs at the Molybdenum BU from higher average molybdenum prices paid for third-party molybdenum concentrate to obtain product inventory to be processed, an increase in the pounds of molybdenum roasted and increased production costs due to rising inflation impacting ingredients, freight and contract services. There was also a decrease in earnings from mine operations at the Mount Milligan Mine from higher production costs and lower gold ounces and copper pounds sold. Higher production costs at the Mount Milligan Mine were mainly driven by higher mining, milling and administrative expenses due to the impact of rising inflation in Canada. Mining costs were impacted by higher diesel prices and higher consumption of diesel in the period. Milling costs were higher primarily due to higher liner costs and higher salaries and wages, partially offset by lower contractor costs. Administrative costs were higher primarily due to an increase in salaries and wages, an increase in recruiting and insurance costs and higher consulting costs related to various information technology and environment projects. The decrease in earnings from mine operations was partially offset by the weakening of the Canadian dollar relative to the US dollar between the periods, and lower production costs and DDA at the Öksüt Mine due to the suspension of gold room operations at the ADR plant;
•a non-cash impairment loss of $138.2 million (net of tax) recognized in the fourth quarter of 2022 related to the Kemess Project compared to an impairment reversal $117.3 million (net of tax) recognized in the fourth quarter of 2021 related to the Mount Milligan Mine;

•higher exploration and development costs primarily due to various drilling activities and technical studies undertaken at the Goldfield Project, and brownfield exploration activities at the Mount Milligan;
•higher corporate administration costs primarily due to management changes and associated severance payments, an increase in consulting costs and software costs from various information technology projects, including the implementation of the Company-wide enterprise resource planning system and an increase in travel expenses;
•a gain of $97.3 million on the sale of the Company’s interest in the Greenstone Partnership recognized in 2021; and
•income tax expense of $32.8 million in 2022 compared to income tax recovery of $44.0 million in 2021 primarily resulting from the drawdown in 2022 of deferred tax assets recognized in the fourth quarter of 2021 at the Mount Milligan Mine, partially offset by the impact of the suspension of operations and an inflation adjustment recorded to the tax basis of property, plant and equipment at the Öksüt Mine.

The decrease in net earnings from continuing operations was partially offset by a $94.2 million reclamation provision revaluation at sites on care and maintenance in the Molybdenum BU primarily attributable to an increase in the risk-free interest rates applied to discount the estimated future reclamation cash flows. In addition, there was a decrease in other non-operating expenses from higher interest income earned on the Company’s cash balance from rising interest rates, a non-cash gain on the derecognition of the employee health plan benefit provision at the Langeloth Facility in connection with the termination of the plan and a decrease in legal costs and related expenses incurred in connection with the seizure and the loss of control of the Kumtor Mine and the Arrangement Agreement.

The Company did not report any earnings related to discontinued operations in 2022. Net loss from discontinued operations was $828.7 million in 2021.

Adjusted net loss from continuing operationsNG was $9.4 million in 2022, compared to adjusted net earningsNG from continuing operations of $149.2 million in 2021. The decrease in adjusted net earnings from continuing operationsNG was due to lower earnings from mine operations and higher corporate administration costs, exploration and development costs and income tax expense, partially offset by lower non-operating expenses, as outlined above

The adjusting items to net loss in 2022 include:

•$138.2 million, net of tax, related to the non-cash impairment loss of the Kemess Project;
•$15.0 million of legal costs and other related expenses directly related to the seizure of the Kumtor Mine;
•$94.2 million reclamation provision revaluation at sites on care and maintenance in the Molybdenum BU, resulting primarily from an increase in the discount rate applied to these cash flows, partially offset by an increase in the estimated future reclamation cash flows;
•$13.2 million of deferred income tax adjustments mainly resulting from the effect of foreign exchange rate changes on the temporary differences between accounting and tax bases of the Mount Milligan Mine, the Kemess Project, and other comprehensive income as well as an inflation adjustment recorded to the tax basis of property, plant and equipment at the Öksüt Mine; and
•$4.4 million non-cash gain on the derecognition of the employee health plan benefit provision at the Langeloth Facility in connection with the termination of the plan.

The adjusting items to net earnings from continuing operations in 2021 were:

•$25.5 million of legal costs and other related expenses directly related to the seizure of the Kumtor Mine;
•$24.1 million reclamation provision revaluation expense at sites on care and maintenance in the Molybdenum BU, resulting primarily from an increase in the estimated future reclamation cash flows and a decrease in the discount rate applied to these cash flows;
•$132.7 million of income tax adjustments related primarily to the recognition of a deferred tax asset related to the Mount Milligan Mine;
•$117.3 million, net of tax, related to the impairment reversal of the Mount Milligan Mine; and
•$97.3 million gain on the sale of the Greenstone Partnership.

Cash used in operating activities from continuing operations was $2.0 million in 2022 compared to cash provided by operating activities from continuing operations of $270.9 million in 2021. The decrease in cash provided by operating activities from continuing operations was primarily due to a decrease in gold ounces sold at the Öksüt Mine and an unfavourable change in working capital from the build up of stored gold-in-carbon inventories, stockpiles and heap leach pad inventory. In addition, there were higher cash taxes paid in relation to the Öksüt Mine from withholding tax expense incurred on dividend payments and taxation at the full statutory income tax rate due to utilization of Öksüt’s Investment Incentive Certificate as of the end of 2021 and the recognition of taxable gains from the effect of foreign exchange rate changes on monetary assets and liabilities in taxable income. In addition, there was a decrease in gold ounces and copper pounds sold and higher production costs at the Mount Milligan Mine as noted above and an unfavourable working capital change from the effect of timing of vendor and other payments and the effect of timing of cash collection on concentrate sales at the Mount Milligan Mine. Partially offsetting the decrease in cash provided by operating activities was a favourable working capital change at the Molybdenum BU from the implementation of a revised business plan to reduce inventory.

Free cash flow deficitNG from continuing operations of $82.9 million was recognized in 2022 compared to free cash flowNG from continuing operations of $178.4 million in 2021. The decrease in free cash flowNG was primarily due to lower cash provided by operating activities as outlined above, partially offset by lower sustaining capital expendituresNG.
2023 Outlook

The full year 2023 outlook for the Mount Milligan Mine (unchanged from the Company’s January 16, 2023 news release) and comparative actual results for 2022 are set out in the following table:

Mount Milligan Mine(1)	Units(2)	2022	2023 Guidance
Production
Unstreamed gold production	(Koz)	123	104 -111
Streamed gold production	(Koz)	66	56 - 59
Total gold production(3)	(Koz)	189	160 - 170

Unstreamed copper production	(Mlb)	60	49 - 57
Streamed copper production	(Mlb)	14	11 - 13
Copper production(3)	(Mlb)	74	60 - 70
Costs(4)
Gold production costs	($/oz)	767	900 - 950
All-in sustaining costs on a by-product basisNG	($/oz)	630	1,075 - 1,125
All-in costs on a by-product basisNG	($/oz)	704	1,125 - 1,175
All-in sustaining costs on a co-product basisNG	($/oz)	956	1,150 - 1,200
Copper production costs	($/lb)	1.70	1.90 - 2.15
All-in sustaining costs on a co-product basisNG	($/lb)	2.12	2.75 - 3.00
Capital Expenditures
Additions to PP&E	($M)	49.2	65 - 70
Total Capital ExpendituresNG	($M)	54.7	65 - 70
SustainingNG	($M)	53.1	65 - 70
Non-sustainingNG	($M)	1.6	—
Depreciation, depletion and amortization	($M)	79.2	65 - 80
British Columbia mineral tax	($M)	1.3	1 - 3
1.The Mount Milligan Mine is subject to an arrangement with RGLD Gold AG and Royal Gold, Inc. (together, “Royal Gold”) which entitles them to purchase 35% and 18.75% of gold and copper produced, respectively, and requires Royal Gold to pay $435 per ounce of gold and 15% of the spot price per metric tonne of copper delivered (“Mount Milligan Streaming Arrangement”). Using an assumed market gold price of $1,600 per ounce and a blended copper price of $3.55 per pound for 2023, the Mount Milligan Mine’s average realized gold and copper price would be $1,192 per ounce and $2.98 per pound, respectively, when factoring in the Mount Milligan Streaming. Arrangement. The blended copper price of $3.55 per pound factors in 2023 copper hedges and a market price of $3.25 per pound for the unhedged portion.
2.Unit costs include a credit for forecasted copper sales treated as by-product for all-in sustaining costs. Production for copper and gold reflects estimated metallurgical losses resulting from handling of the concentrate and metal deductions levied by smelters.
3.Gold and copper production at the Mount Milligan Mine assumes recoveries of 66% and 81%, respectively. 2023 gold ounces and copper pounds sold are expected to be consistent with production.
4.Units noted as ($/oz) relate to gold ounces and ($/lb) relate to copper pounds.

The full year 2023 outlook for the Goldfield Project, Kemess Project, the Molybdenum BU and corporate administration, and comparative actual results for 2022 are set out in the following table:

Other Costs	Units	2022	2023 Guidance
Goldfield Project - Project Development Costs	($M)	18.9	15 - 20
Goldfield Project - Exploration Costs	($M)	10.6	10
All Other Exploration Projects	($M)	40.5	25 - 35
Total Exploration and Project Development(1)	($M)	70.0	50 - 65
Kemess Project Care & Maintenance Costs	($M)	14.6	15 - 17
Molybdenum BU Free Cash Flow DeficitNG	($M)	10.1	45 - 80
Corporate Administration Costs(2)	($M)	47.2	40 - 45
1.The exploration and project development costs include both expensed exploration and project development costs as well as capitalized exploration costs and exclude business development expenses. Approximately $3.0 million and $1.0 million of these capitalized exploration costs are also included in 2023 sustaining capital expendituresNG estimates for Mount Milligan Mine and Öksüt Mine, respectively, compared to $3.1 million and $1.2 million of capitalized exploration costs for in 2022.
2. 2022 actual costs include severance costs of $7.9 million and consulting and software costs of $4.1 million from various information technology projects, including the implementation of the Company-wide enterprise resource planning system.

Mount Milligan Mine Production Profile

Mount Milligan Mine’s 2023 gold production is expected to be in the range of 160,000 to 170,000 ounces compared to 189,177 ounces produced in 2022. Copper production is expected to be in the range of 60 to 70 million pounds compared to 73.9 million pounds produced in 2022. The Mount Milligan Mine’s 2023 gold production and copper production is expected to be slightly higher in the second half of the year, driving a higher proportion of concentrate sales into the fourth quarter of 2023. The Company expects approximately 30% to 35% of concentrate sales to occur in the fourth quarter of 2023. The lower production compared to the 2022 is due to mine sequencing. The Company continues to optimize the life of mine plan for Mount Milligan and anticipates increases in both gold and copper production for 2024 and 2025 when compared to the annual figures included in the most recent Technical Report for the mine.

Mount Milligan Mine Cost Profile

Mount Milligan Mine gold production costs are expected to be in the range of $900 to $950 per ounce sold in 2023. Mount Milligan Mine gold production costs in the year ended December 31, 2022 were $767 per ounce sold. Mount Milligan Mine gold production cost guidance range in 2023 is higher than the $767 per ounce sold in the year ended December 31, 2022 primarily due to lower ounces of gold sold and higher operating costs at the Mount Milligan Mine in 2023, driven by the current inflationary environment. Inflationary cost pressures have been noted in various areas of the Mount Milligan Mine’s operations, mainly labour, energy and consumables such as grinding media, tires, equipment parts and diesel fuel.

Copper production costs at the Mount Milligan Mine are expected to be in the range of $1.90 to $2.15 per pound sold for the 2023 year compared to $1.70 per copper pound sold in the year ended December 31, 2022 and reflect lower copper pounds sold and higher operating costs in 2023 compared to the prior year as noted above.

The Mount Milligan Mine’s all-in sustaining costs on a by-product basisNG in 2023 are expected to be in the range of $1,075 to $1,125 per ounce sold. Mount Milligan Mine’s all-in sustaining costs on a by-product basisNG were $630 per ounce sold in the year ended December 31, 2022. In 2023, all-in sustaining costs on a by-product basisNG are expected to increase due to higher production costs per ounce as outlined above, higher capital expenditures, and lower copper by-credits from lower copper sales estimated for 2023, using a copper price of $2.98 per pound after reflecting the streaming arrangement with Royal Gold and existing hedges in place as of December 31, 2022, compared to 2022.

Mount Milligan Mine Capital Expenditures

Additions to PP&E, an IFRS accounting figure includes certain non-cash additions to PP&E such as changes in future reclamation costs and capitalization of leases. Capital expendituresNG, which comprise sustaining capital expendituresNG and non-sustaining capital expendituresNG, exclude such non-cash additions to PP&E. The Mount Milligan Mine’s additions to PP&E in 2023 are expected to be in the range of $65 to $70 million compared to $49.2 million in the year ended December 31, 2022. Total capital expendituresNG in 2023 are expected to be in the range of $65 to $70 million, consistent with 2023 expected additions to PP&E and slightly higher than 2022 capital expendituresNG of $54.7 million, primarily due to additional capital expenditures related to water management projects and major mining equipment overhauls.

Mount Milligan Mine Depreciation, Depletion and Amortization (DD&A)

Mount Milligan Mine’s DD&A included in costs of sales for 2023 is expected to be in the range of $65 to $80 million, compared to $79.2 million in 2022. DD&A at the Mount Milligan Mine in 2023 is estimated to lower than in 2022 primarily due to a lower estimate for gold and copper concentrate sales volumes in 2023 due to mine sequencing as noted above.

Mount Milligan Mine Current Taxes

The Mount Milligan Mine is subject to the British Columbia mineral tax, which is estimated to be between $1 and $3 million in 2023 compared to $4.7 million in 2022.

Öksüt Mine

Due to the continued suspension of gold production activities at the Öksüt Mine, the Company did not issue 2023 guidance for the Öksüt Mine. It is estimated that the Öksüt Mine will incur average cash expenditures of approximately $7 to $10 million per month while its doré bar production remains suspended. As of December 31, 2022, the carrying value of stored gold-in-carbon inventory was $46.9 million.

Molybdenum Business Unit

The Company’s 2023 expenditures for the Molybdenum BU’s care and maintenance sites are estimated to be between $30 and $35 million. Expenditures at the Endako Mine are expected to be between $12 to $15 million, including approximately $6 to $8 million of care and maintenance costs and $6 to $7 million of reclamation expenditures primarily relating to work on the closure spillway for Tailings Pond 2.

For the Thompson Creek Mine, 2023 expenditures are expected to be approximately $18 to $20 million, including $9 to $10 million of care and maintenance costs and $9 to 10 million of costs associated with project advancement including early site works, project de-risking activities such as geotechnical drilling and additional engineering costs as the Company continues to assess a potential restart of the mine. The molybdenum price has increased significantly in recent months from around $15 per pound in August 2022 to $38 per pound in early February 2023, creating a positive price environment for molybdenum miners. The Company plans to issue a pre-feasibility study (“PFS”) on the Thompson Creek Mine in the third quarter of 2023.

During 2022, the Company streamlined operations at the Langeloth Facility to operate with lower inventory levels on hand. The recent run-up in the molybdenum prices in excess of $30 per pound results in additional cash outflow being required to purchase and maintain the same inventory levels, while finished molybdenum products will also ultimately be sold at these higher prices. If molybdenum prices remain elevated above 2022 levels, this would result in increased working capital requirements at the Langeloth Facility in 2023, with the expected additional investment in working capital being approximately $15 million at a molybdenum price of $20 per pound and $45 million at a molybdenum price of $30 per pound.

The free cash flow deficitNG at the Molybdenum BU is expected to be in the range of $45 to $80 million, inclusive of care and maintenance expenses, reclamation expenditures, Thompson Creek project advancement activities, and required investments in Langeloth working capital, which are highly dependent on market molybdenum prices.

Exploration Expenditures (excluding Project Development costs)

Exploration expenditures in 2023 are expected to be $35 to $45 million, including $10 million (2022 - $11 million) towards the Goldfield Project, and $25 to $35 million for all other exploration projects. Exploration expenditures in 2023 include brownfield exploration at the Mount Milligan Mine of $10 to $12 million (2022 - $15 million) and Öksüt Mine of $3 to $5 million (2022 - $5 million) and the balance for greenfield and generative exploration programs.

Goldfield Project

The Goldfield Project costs include both exploration and project development costs and are expected to be in the range of $25 to $30 million for 2023 including $15 to $20 million for project development costs and $10 million for exploration costs as outlined above. The 2022 project development costs and exploration costs related to the Goldfield Project amounted to $### million, including $18.9 million for project development costs and $10.6 million for exploration costs. Ongoing exploration activities will focus on expanding the resources around the known deposits and on drill testing of peripheral targets within the property. The Company is targeting an initial resource estimate by mid-year 2023 followed by an updated resource estimate accompanied by feasibility study.

Kemess Project

The Kemess Project will continue to be on a care and maintenance in 2023 with expected care and maintenance costs expected to be in the range from $15 to $17 million for 2023, consistent with 2022 care and maintenance costs at the Kemess Project of $14.6 million. This includes engineering design and construction costs associated with the decommissioning of the Kemess South tailings storage facility sedimentation pond and associated works.

Corporate Administration

Corporate and administration expenses for 2023 are expected to be in the range of $40 to $45 million (including $6 to $8 million of stock-based compensation expenses). Corporate and administration expenses in 2022 were $47.2 million, including severance costs of $7.9 million, consulting and software costs of $4.1 million from various information technology projects, including the implementation of the Company-wide enterprise resource planning system and stock-based compensation expense of $0.9 million. The corporate and administration expenses are expected to be lower in 2023 compared to 2022 due to lower costs related to the implementation of a new enterprise resource planning software system and lower severance costs.

2023 Material Assumptions

Other material assumptions or factors not mentioned above but used to forecast production and costs for 2023, after giving effect to the hedges in place as at December 31, 2022, include the following:
•a market gold price of $1,600 per ounce, and an average realized gold price at the Mount Milligan Mine of $1,192 per ounce after reflecting the streaming arrangement with Royal Gold (35% of the Mount Milligan Mine’s gold is sold to Royal Gold for $435 per ounce).
•a market price of $3.25 per pound for the unhedged portion of copper production, representing a blended copper price of $3.55 per pound that gives effect to the hedges in place as at December 31, 2022 resulting in an average realized copper price at the Mount Milligan Mine of $2.98 per pound after reflecting the streaming arrangement with Royal Gold (18.75% of the Mount Milligan Mine’s copper is sold at 15% of the spot price per metric tonne).
•exchange rates: $1USD:$1.30 CAD, $1USD:18.0 Turkish lira.
•diesel fuel price assumption of $1.00/litre (CAD$1.30/litre) at the Mount Milligan Mine.

Mount Milligan Streaming Arrangement

Production at the Mount Milligan Mine is subject to an arrangement with Royal Gold pursuant to which Royal Gold is entitled to purchase 35% of the gold produced and 18.75% of the copper production at the Mount Milligan Mine for $435 per ounce of gold delivered and 15% of the spot price of copper delivered (the “Mount Milligan Streaming Arrangement”). To satisfy its obligations under the Mount Milligan Streaming Arrangement the Company purchases refined gold and copper warrants and arranges for their delivery to Royal Gold. The difference between the cost of the purchases of refined gold and copper warrants, and the corresponding amounts payable to the Company under the Mount Milligan Streaming Arrangement is recorded as a reduction of revenue and not a cost of operating the mine.

Other Material Assumptions

Other material assumptions used in forecasting production and costs for 2023 can be found under the heading “Caution Regarding Forward-Looking Information” in this document. Production, cost, and capital expenditure forecasts for 2023 are forward-looking information and are based on key assumptions and subject to material risk factors that could cause actual results to differ materially and which are discussed under the heading “Risks That Can Affect Centerra’s Business” in the Company’s most recent AIF.

2023 Sensitivities

Mount Milligan Mines’ costs and cash flows for 2023 are sensitive to changes in certain key inputs. The Company has estimated the impact of any such changes on Mount Milligan Mine’s costs and cash flows as follows:

		Impact on ($ millions)			Impact on ($ per ounce sold)
		Production Costs & Taxes	Capital Costs	Cash flows	All-in sustaining costs on a by-product basis per ounceNG
Gold price(1)(2)	$50/oz	0.2 - 0.3	—	5.0 - 5.5	1.0 - 1.5
Copper price(1)(2)	-10%	0.2 - 0.3	—	5.0 - 8.0	30.0 - 50.0
	+10%	1.0 - 1.2	—	25.0 - 28.0	160.0 - 165.0
Diesel fuel(1)	10%	0.8 - 1.1	0.1 - 0.2	0.9 - 1.3	6.0 - 7.5
Canadian dollar(1)(3)	10 cents	7.5 - 9.5	1.5 - 2.0	9.0 - 11.5	60.0 - 70.0
(1)Includes the effect of the Company’s copper, diesel fuel and Canadian dollar hedging programs, with current 2023 exposure coverage of approximately 42%, 54% and 64%, respectively.
(2)Excludes the effect of 33,672 ounces of gold with an average provisional price of $1,831 per ounce and 17.4 million pounds of copper with an average provisional price of $3.81 per pound outstanding under contracts awaiting final settlement in future months as of December 31, 2022.
(3)Appreciation of the currency against the US dollar results in higher costs and lower cash flow and earnings, depreciation of the currency against the US dollar results in decreased costs and increased cash flow and earnings.

Recent Events and Developments

Update on Öksüt Mine Operations

On March 18, 2022, Centerra announced that it had temporarily suspended gold doré bar production at the Öksüt Mine due to mercury detected in the gold room at the ADR plant. Subsequent to the detection of mercury in the gold room, urine samples were collected from full-time employees and contractors working in and around the gold room and analyzed at an independent certified medical laboratory. Although elevated mercury values were detected in 12 individuals, following their medical examinations, each of them have been cleared to return to full time duty at the mine. The Company continues to monitor and support the health care needs of its workers. In conjunction with the engineered solution for the gold room at the ADR plant, the Company revised all related health and safety protocols necessary for the installation and safe operation of the new equipment and systems in accordance with the manufacturer’s recommendations and regulatory standards.

After ceasing gold room operations in March 2022, the affected areas were professionally cleaned, and any contaminated material was removed and properly disposed of. An engineered solution was developed with the assistance of external consultants to ensure that mercury levels are detected, monitored and captured to prevent exposure to personnel and to safeguard the environment. The Company completed construction of a mercury abatement system to allow processing of mercury bearing ores below the original budget of $5 million and it continues to work with relevant authorities to obtain the required approvals to restart gold room operations at the ADR plant. Once operations resume, the ADR plant is expected to have sufficient production capacity to process up to approximately 35,000 ounces of gold per month.

From the date of suspension of gold room operations through to August 2022, the Company continued to process ore into gold-in-carbon form and has approximately 100,000 recoverable ounces of stored gold-in-carbon as at December 31, 2022, having incurred substantially all associated production costs with all material production costs incurred (excluding royalty charges). In addition, the Öksüt Mine had approximately 200,000 recoverable ounces of gold in the ore stockpiles and on the heap leach pad as at December 31, 2022.

Permitting

In May 2022 the Öksüt Mine was inspected by the Ministry of Environment, Urbanization and Climate Change (the “Ministry of Environment”). The Ministry of Environment informed the Öksüt Mine of a number of deficiencies relating to the Öksüt Mine’s environmental impact assessment (“EIA”). The Company worked to address the majority of the deficiencies and following several further discussions with the Ministry of Environment, (i) the Company determined that an updated EIA should be prepared and submitted to clarify various production and other capacity limits and to align the EIA production levels with current operating plans; (ii) the Öksüt Mine suspended leaching of ore on the heap leach pad and ceased using activated carbon on site effective late August 2022 though mining, crushing and stacking activities continued in line with existing EIA limits for the remainder of 2022.

The Öksüt Mine has built substantial inventories of gold-in-carbon, ore stacked on the heap leach pad and ore stockpiles and has therefore paused crushing and stacking activities. The Öksüt Mine is currently focusing mining activities on the Phase 5 pit wall pushback to expand the Keltepe pit.

The Öksüt Mine’s application to update its EIA was submitted to regulators at the end of August 2022 and the new updated EIA was submitted in January 2023. The Company is working with Turkish officials and other stakeholders on the regulatory review and approval of its EIA and other permits that may be required to allow for a timely full restart of all operations.

The Company is also engaged in other ordinary course permitting matters and in January 2023 it received notice of approval of its operating license extension application for a period of 10 years as well as approval of an enlarged grazing land permit to allow expansion of the Keltepe and Güneytepe pits as planned.

Normal Course Issuer Bid

On October 11, 2022, Centerra announced the Toronto Stock Exchange had accepted its notice of intention to proceed with a normal course issuer bid (“NCIB”). Under the NCIB, Centerra may purchase for cancellation up to an aggregate of 15,610,813 common shares in the capital of the Company during the twelve-month period commencing on October 13, 2022 and ending on October 12, 2023, representing 10% of the public float. Any tendered Common Shares taken up and paid for Centerra under the NCIB will be cancelled.
During year ended December 31, 2022, the Company repurchased and cancelled 2,183,900 common shares for the total consideration of $11.2 million (C$15 million) under its NCIB program.

Acquisition of Goldfield Project

On February 28, 2022, Centerra announced the completion of the acquisition of Gemfield Resources LLC, owner of the Goldfield Project, from Waterton Nevada Splitter, LLC. The final purchase consideration comprised $176.7 million in cash paid at closing, including reimbursement of $1.7 million incurred by the seller for the construction of a water supply infrastructure, and a $31.5 million deferred milestone payment. At the option of Centerra, the deferred milestone payment is payable in cash or common shares of the Company and becomes payable the earlier of 18 months following the closing of the transaction or the date a construction decision is approved by its Board of Directors with respect to the project, among other things.

The Goldfield Project is a conventional open-pit, heap leach project located in Nevada, USA, a Tier 1 mining jurisdiction, and contains three known deposits. The Company believes that the project has upside potential from its large, under-explored land position in an established mining area in Nevada. The project increases Centerra's exposure to North America and provides an asset that can act as a foothold for further opportunities in the United States.

Drill programs at the Goldfield Project were commenced in June 2022, following the purchase of the project in February 2022. Drill programs included infill, resource expansion, and exploration drilling as well as metallurgical, geotechnical, and hydrogeochemical drilling, in support of an initial resource to be completed by mid-year 2023 and an updated resource estimate accompanied by a feasibility study thereafter. The 2022 reverse circulation (“RC”) and diamond drill programs included 149 exploration, infill, and resource expansion holes, 16 metallurgical holes, 17 geotechnical holes, 22 condemnation holes, and two water monitoring wells. Exploration drilling in 2022 principally targeted gold mineralization below and adjacent to the known mineralization at the Gemfield and Goldfield Main deposits. As of the end of 2022, a total of 48,765 metres of drilling was completed in 206 drill holes (200 holes were completed and six holes were abandoned due to ground conditions).

Responsible Gold Mining Principles (“RGMPs”)

The Company completed Year 2 assurance of the RGMPs and published its 2021 RGMP Progress Report in March 2022 (2021 RGMP Progress Report). For the remainder of 2022, the company progressed activities towards closing gaps and achieved a full rollout of the RGMPs at its operating sites in the fourth quarter of 2022. A Year 3 RGMP conformance report along with an independent assurance letter is expected to be integrated into the Company’s 2022 Environmental and Social Governance Report to be issued by mid-year 2023.

Global Supply Chain Disruption and Inflation Pressures

Centerra continues to assess the resiliency of its supply chains, maintain increased mine site inventories of key materials and fixed asset components and has increased its stock of key supplies to mitigate supply chain risks. Additionally, the Company is pursuing an active sourcing strategy to identify potential alternatives for its critical supplies that can be purchased in alternative countries to reduce the risk of extended lead-times while trying to maintain an optimal cost structure. The Company also continues to monitor for any adverse impact on the global supply chain and consequences from the Russian invasion in Ukraine and the earthquake in the southeastern portion of Türkiye; however, the supply of critical consumables and reagents to the Company’s sites has not been affected to date.

The Company is affected by the current inflationary environment and its impact on certain operating costs. A significant portion of the upward pressure on prices has been attributed to the rising costs of labour, energy and consumables. At the

Öksüt Mine, the impact of hyperinflation on labour costs and slightly higher electricity costs was more than offset by the continuing devaluation of the Turkish lira. While there has been minimal impact on its operations at the Öksüt Mine to date, the Company is currently anticipating increases in cyanide and activated carbon prices in the future.

Update on the Mount Milligan Mine’s life of mine (“LOM”) plan

On October 4, the Company announced a mine life extension for the Mount Milligan Mine by over four years extending operations into 2033 and an increase in proven and probable gold mineral reserves from the 2021 year-end mineral reserve and resources summary by 1.1 million contained ounces (from 1.8 million to 2.9 million) and copper mineral reserves by 260 million contained pounds (from 736 million to 996 million).

The Technical Report pursuant to National Instrument 43-101, titled “Technical Report on The Mount Milligan Mine” with an effective date of December 31, 2021 (“Mount Milligan Mine Technical Report”), was filed on SEDAR at www.sedar.com and EDGAR at www.sec.gov/edgar on November 7, 2022.

Executive Management Changes

The Company announced appointment of Paul Chawrun as its new Chief Operating Officer in August 2022.

On September 6, Paul Wright, a director of Centerra, replaced Scott Perry as President and Chief Executive Officer of Centerra. Mr. Wright will act as interim President and Chief Executive Officer to manage the Company through a leadership transition period. The Board continues to work with an executive search firm to select Centerra’s next Chief Executive Officer.

Kumtor Mine

On July 29, 2022, Centerra announced that it had completed a transaction contemplated by the Global Arrangement Agreement dated April 4, 2022 (the “Arrangement Agreement”) with, among others, Kyrgyzaltyn and the Kyrgyz Republic to effect a separation of the parties, including through the disposition of Centerra’s ownership of the Kumtor Mine and its investment in the Kyrgyz Republic, the purchase for cancellation by Centerra of Kyrgyzaltyn’s 77,401,766 Centerra common shares, the termination of Kyrgyzaltyn’s involvement in the Company, and the resolution of disputes (the “Transaction”).

As a result of the completion of the Transaction, Centerra has repurchased and cancelled all of Kyrgyzaltyn’s 77,401,766 Centerra common shares in exchange for, among other things, Centerra’s 100% equity interest in its two Kyrgyz subsidiaries, and indirectly, the Kumtor Mine, with Kyrgyzaltyn and the Kyrgyz Republic assuming all responsibility for the Kumtor mine, including all reclamation and environmental obligations, and aggregate cash payments of approximately $93 million (a portion of which was withheld on account of Canadian withholding taxes payable by Kyrgyzaltyn and a portion of which was paid to the Company’s financial advisors as transaction costs). The completion of the Transaction resulted in:

•Full and final releases of all past, present and future claims of the parties.

•Termination of legal proceedings involving the parties in all jurisdictions with no admissions of liability. This includes:

•Any and all cases, proceedings, investigations, inquiries or other actions by the Kyrgyz Republic, Kyrgyzaltyn or any other Kyrgyz governmental entity or any person acting on behalf of and/or for the benefit of any such person against Centerra and the other persons and entities released under the Arrangement Agreement (the “Kyrgyz Proceedings”) were withdrawn and terminated to Centerra’s sole satisfaction;

•The parties have jointly sought the termination of the international arbitration proceedings that were previously commenced by the Company, KGC and Kumtor Operating Company (“KOC”) against the Kyrgyz Republic and Kyrgyzaltyn;

•Centerra has agreed to consent to an order setting aside the judgement issued in the Ontario Superior Court of Justice against Mr. Tengiz Bolturuk on February 15, 2022; and

•Chapter 11 proceedings in U.S. Bankruptcy Court for the Southern District of New York involving KGC and KOC were dismissed.

•Resolution of the inter-company balance between Centerra and KGC in part by paying $50 million to KGC on closing of the Arrangement and, as to the balance, by way of set off against an offsetting dividend to be declared by KGC immediately prior to closing of the Arrangement.

•The resignation from Centerra’s Board of Directors of Kyrgyzaltyn’s two nominees and the termination of the shareholders agreement between, among others, Centerra and Kyrgyzaltyn.

•Termination of all agreements entered into by Centerra in respect of the Kumtor Mine vis-à-vis Centerra’s rights and obligations.

Further details on the terms of the Arrangement Agreement and the Transaction can be found in Centerra’s April 4, 2022 news release and in Centerra’s management information circular in respect of the special meeting of Centerra shareholders held on July 25, 2022 to approve the Transaction, copies of which are available on SEDAR at www.sedar.com and on EDGAR at www.sec.gov/edgar.

Risks That Can Affect Centerra’s Business
Overview

The Company’s business contains significant risk due to the nature of mining, exploration, and development activities. Certain risk factors, including but not limited to those listed below, are similar across the mining industry while others are specific to Centerra. The risk factors below may include details of how Centerra seeks to mitigate these risks where possible. For additional discussion of risk factors please refer to the Company’s most recent Annual Information Form (the “AIF”), which is available on the Company’s website www.centerragold.com, at SEDAR at www.sedar.com and EDGAR at www.sec.gov/edgar.

The Company is subject to risks that can have a material effect on the profitability, future cash flow, decommissioning and reclamation costs, financial condition of the Company and its stated mineral reserves. Some of these risks relate to the mining industry in general, and others apply to specific properties, operations or planned operations. The Company has implemented an enterprise risk management (“ERM”) program which applies to all of its operations and corporate offices. The program is based on leading international risk management standards and industry best practice. It employs both a bottom-up and top-down approach to identify and address risks from all sources that threaten the achievement of the Company’s objectives. Each operating site and project are responsible for identifying, assessing, mitigating, and monitoring risk. Efforts are coordinated by appointed “Risk Champions” who facilitate the process and provide regular reporting to Centerra’s corporate risk function.

The ability to deliver on the Company’s vision, strategic objectives and operating guidance depends on Centerra’s ability to understand and appropriately respond to the uncertainties or “risks” the Company faces that may prevent Centerra from achieving the Company’s objectives. In order to achieve this, Centerra:

•Maintains a framework that permits the Company to manage risk effectively and in a manner that creates the greatest value through risk informed decision making;
•Integrates a process for managing risk into all the Company’s important decision-making processes so that Centerra reduces the effect of uncertainty on achieving the Company’s objectives;
•Actively monitors key controls the Company relies on to achieve Centerra’s objectives so that they remain in place and are effective at all times; and,
•Provides assurance to senior management and relevant committees of the Board on the effectiveness of key risk management activities.

The risk management program at Centerra considers the full life of mine cycle from exploration through to closure. All aspects of the operation and the Company’s stakeholders are considered when identifying risks. As such, the Company’s risk management program encompasses a broad range of risks including technical, financial, commercial, social, reputational, environmental, governance, health and safety, political and human resources related risks.
Board and Committee Oversight
The Board of Directors has oversight responsibilities for the policies, processes and systems for the identification, assessment, and management of the Company’s principal strategic, financial, and operational risks. Each of the Board’s standing committees is responsible for overseeing risks related to their area of responsibility and reviewing the policies, standards and actions undertaken to mitigate such risks.
Management Oversight
The Company’s executive team meets regularly to review the risks facing the organization and to discuss the implementation and effectiveness of mitigation actions.
Principal Risks
The following section describes the risks that are most material to the Company’s business. This is not a complete list of the potential risks the Company faces; there may be others the Company is not aware of, or risks that the Company feels are not material today that could become material in the future. For a more comprehensive discussion about the Company’s risks, see the most recent Form 40-F/AIF on file with the SEC and Canadian provincial securities regulatory authorities and see the “Caution Regarding Forward-Looking Information” in this MD&A.
Strategic, Legal and Planning Risks

Strategic, legal and planning risks include political risks associated with the Company’s operations in Türkiye, United States and Canada, including potential uncertainty created the impact of changes in, or more aggressive enforcement of laws, regulations and government practices including with respect to the environment and including unjustified civil or criminal action against the Company, its affiliates, or its current or former employees; risk of failure of Centerra or its operations to comply with such laws, regulations or government practices and the potentially significant consequences thereof, including potential fines and penalties, loss of permits, interruptions or cessation of operations and loss of reputation; risks that community activism may result in increased contributory demands or business interruptions; delays or refusals to grant required permits and licenses; status of the Company’s relationships with local communities; Indigenous claims and consultation issues relating to the Company’s properties which are in proximity to Indigenous communities; risks of actions taken by the Kyrgyz Republic, or any of its instrumentalities, in connection with the Company’s prior ownership of the Kumtor Mine or the Global Arrangement Agreement; including unjustified civil or criminal action against the Company, its affiliates, or its current or former employees; the risks related to outstanding litigation affecting the Company; the impact of any sanctions imposed by Canada, the United States or other jurisdictions against various Russian and Turkish individuals and entities; the impact of constitutional changes or political events or elections in any country that the Company operates in; risks that the Company experiences delay or disruption in its applications for new or amended EIA or other permits at the Öksüt Mine; potential defects of title in the Company’s properties that are not known as of the date hereof; the inability of the Company and its subsidiaries to enforce their legal rights in certain circumstances; conflicts of interest among its board members; risks related to anti-corruption legislation; Centerra’s future exploration and development activities not being successful; Centerra not being able to replace mineral reserves and resources; risks related to mineral reserves and resources being imprecise; production and cost estimates, including decommissioning and reclamation costs, may be inaccurate; Indigenous claims and consultative issues relating to the Company’s properties which are in proximity to Indigenous communities; reputational risks, particularly in light of the increase in social media; inability to identify new opportunities and to grow the business; large fluctuations in the Company’s trading price that are beyond the Company’s control or ability to predict and mitigate; potential risks related to kidnapping or acts of terrorism.

Financial Risks

The Company is subject to risks related to its financial position and total liquidity, including sensitivity of the Company’s business to the volatility of gold, copper, molybdenum and other mineral prices; the use of provisionally-priced sales contracts for production at the Mount Milligan Mine; reliance on a few key customers for the gold-copper concentrate at the Mount Milligan Mine and gold doré at the Öksüt Mine; use of commodity derivatives; the imprecision of the Company’s mineral reserves and resources estimates and the assumptions they rely on; the accuracy of the Company’s production and cost estimates; inflationary pressures on key input prices, the imprecision of the Company’s mineral reserves and resources estimates and the assumptions they rely on; the accuracy of the Company’s production and cost estimates; inflationary pressures on key input prices; sensitivity to fuel price volatility; the impact of currency fluctuations; global financial conditions; access to future financing including the impact of environmental, social and corporate governance practices and reporting on the Company’s ability to obtain future financing or accessing capital; the impact of restrictive covenants in the Company’s credit facility which may, among other things, restrict the Company from pursuing certain business activities or making distributions from its subsidiaries or making distributions to its shareholders; the Company’s ability to obtain future financing; the impact of global financial conditions; the effect of market conditions on the Company’s short-term investments; the Company’s ability to make payments, including any payments of principal and interest on the Company’s debt facilities, which depends on the cash flow of its subsidiaries; the ability to obtain adequate insurance coverage; and changes to taxation laws in the jurisdictions where the Company operates.
Operational Risks

Mining and metals processing involve significant production and operational risks. Some of these risks are outside of the Company’s control or ability to predict and mitigate. Some of these risks extend beyond the production life of the property in question. Risks include, but are not limited to, the following: unanticipated ground and water conditions; shortages of water for processing activities; adjacent or adverse land or mineral ownership that results in constraints on current or future mine operations; geological risks, including earthquakes and other natural disasters; wildfires; metallurgical and other processing risks; unusual or unexpected mineralogy or rock formations; ground or slope failures; pit flooding; the integrity of tailings storage facilities and the management thereof, including as to stability, compliance with laws, regulations, licenses and permits, controlling seepages and storage of water where applicable; the stability of the pit walls at the Company’s operations leading to structural cave-ins, wall failures or rock-slides; flooding or fires; equipment failures or performance problems; periodic interruptions due to inclement or hazardous weather conditions or operating conditions and other force majeure events; the risk of having sufficient water to continue operations at the Mount Milligan Mine and achieve expected mill throughput; seismic activity; wildfires; lower than expected ore grades or recovery rates; interruption of energy supply; the Company’s ability to attract and retain qualified personnel; the occurrence of any labour unrest or disturbance and the ability of the Company to successfully renegotiate collective agreements when required; the availability of drilling and related equipment in the area where mining operations will be conducted; the failure of equipment or processes to operate in accordance with specifications or expectations including mechanical breakdowns; the risk that Centerra’s workforce and operations may be exposed to widespread epidemic including, but not limited to, the COVID-19 pandemic; inherent risks associated with the use of sodium cyanide in the mining operations; the ability of the Company to address physical and transition risks from climate change and sufficiently manage stakeholder expectations on climate-related issues; regulations regarding greenhouse gas emissions and climate change; competition for mineral acquisition opportunities; the success of the Company’s future exploration and development activities, including the financial and political risks inherent in carrying out exploration activities; the Company’s ability to manage its projects effectively and to mitigate the potential lack of availability of contractors, budget and timing overruns and project resources; the Company’s ability to accurately predict decommissioning and reclamation costs and the assumptions they rely on; attracting and retaining qualified personnel; long lead-times required for equipment and supplies given the remote location of some of the Company’s operating properties, changes to, or delays in the Company’s supply chain and transportation routes, including cessation or disruption in rail and shipping networks whether caused by decisions of third-party providers or force majeure events (including, but not limited to, flooding, wildfires, COVID-19, or other global events such as wars); reliance on a limited number of suppliers for certain consumables, equipment and components; risks associated with the conduct of joint ventures/partnerships; the adequacy of the Company’s insurance to mitigate the cost impacts of operational and corporate risks; third party risks arising from outsourcing and other vendor contracts the security of critical operating systems and the risk of cyber incidents such as. cyber crime, malware/ransomware causing system downtime, data breaches, fines and penalties.

Market Conditions
Commodities
The Company's profitability is materially affected by the market price of metals, primarily the prices of gold, copper and molybdenum. Metal prices fluctuate widely and are affected by numerous factors beyond the Company's control.

	Average spot price
	Three months ended December 31,			Years ended December 31,
	2022	2021	% Change	2022	2021	% Change
Gold (per oz)	1,728	1,795	(4)%	1,800	1,799	—%
Copper (per lb)	3.63	4.40	(18)%	3.99	4.23	(6)%
Molybdenum (per lb)	21.39	18.89	13%	18.73	15.98	17%
In the fourth quarter of 2022, the average gold price decreased when compared to the fourth quarter of 2021, whereas the average gold price for the year ended December 31, 2022 was relatively consistent with prior period. The gold price fluctuated significantly in 2022 with a lowest price of $1,625 per ounce in the fourth quarter and a highest price in the first quarter of 2022 of $2,023 per ounce. Subsequent to the end of 2022, the gold price increased. The gold price was impacted by a variety of factors, including the effects investor changing allocation between gold and US dollars depending on interest rate expectation, the effects of the COVID-19 pandemic lockdown measures, geopolitical tensions and rising inflation, along with a shift in monetary policy by central banks, and significant decline in confidence of cryptocurrency as a store of value, among other factors.
In the fourth quarter of 2022 and year ended December 31, 2022, the average copper price decreased when compared to the fourth quarter of 2021 and year ended December 31, 2021. The copper price fluctuated significantly in 2022 with a lowest price of $3.18 per pound and a highest price of $4.87 per pound, ultimately trading in a tighter range of $3.37 to $3.87 per pound in the fourth quarter of 2022. The decrease through the second half of the year and fourth quarter is attributable to concerns regarding inflationary pressures potentially pushing the global economy into recession, thereby lowering global demand for the metal. The latter half of the fourth quarter of 2022 saw a rise in copper prices and increased optimism surrounding the metal with the price increasing to above $4.00 per pound subsequent to the end of the year.
In the fourth quarter of 2022, the average molybdenum price increased when compared to the fourth quarter of 2021, whereas the average molybdenum price for the year ended December 31, 2022 was relatively consistent with prior period. The molybdenum price increased rapidly in the latter half of the fourth quarter of 2022 as demand increased with a return to the market of buyers in China as well as projections indicating potential supply deficit for the near term and longer term. Moving forward, the molybdenum price is expected to be impacted by Chinese supply and demand, including the increase in the number of global infrastructure projects and declining by-product molybdenum production at a number of copper mines around the world, among other factors.
Foreign Exchange
The Company receives its revenue through the sale of gold, copper and molybdenum in US dollars. The Company has operations in Canada, including its corporate head office, Türkiye and the United States.
The exchange rate of the Canadian dollar and Turkish lira relative to the US dollar is an important financial driver for the Company for the following reasons:

•all revenues are earned in US dollars;
•a significant portion, approximately 50%, of operating and capital costs at the Öksüt Mine are incurred in Turkish lira;
•a majority, approximately 90%, of operating and capital costs at the Mount Milligan Mine are incurred in Canadian dollars;

Approximately 61% (2021 - 57%) of the Company’s combined expenditures from continuing operations were incurred in currencies other than the US dollar during the year ended December 31, 2022.
The performance of these currencies during the periods ended December 31, 2022 and 2021 is as follows:

	Average market exchange rate
	Three months ended December 31,			Years ended December 31,
	2022	2021	% Change	2022	2021	% Change
USD-CAD	1.36	1.26	8%	1.30	1.25	4%
USD-Turkish Lira	18.61	11.16	67%	16.57	8.89	86%

Key Currencies vs. the US Dollar
(source: Bloomberg)
Canadian Dollar
Turkish Lira
40%
20%
0%
-20%
-40%
-60%
-80%
-100%
-120%
-140%
-160%
Dec-2020
Mar-2021
Jun-2021
Sep-2021
Dec-2021
Mar-2022
Jun-2022
Sep-2022
Dec-2022

On average, the Canadian dollar weakened against the US dollar for the fourth quarter and year ended December 31, 2022 when compared to the fourth quarter and year ended December 31, 2021. The USD/CAD currency pairing, ended the year at $1.36 compared to $1.26 as at December 31, 2021. The closing price at December 31, 2022 was in line with the average price for the fourth quarter. The US dollar strengthened against most currencies, inclusive of the Canadian dollar as strong actions increasing interest rates to combat inflation has been taken by the US Federal Open Market Committee, along with global recessionary concerns creating a flight to the safe haven currency.

On average the Turkish lira weakened relative to the US dollar for the fourth quarter and year ended December 31, 2022 when compared to the fourth quarter and year ended December 31, 2021, ending the year at 18.7. The devaluation of the Turkish lira is being offset by persistent high levels of inflation in Türkiye. The Company expects this trend of high inflation in Türkiye to continue in the near term, but has seen a decrease in the rate of inflationary increases more recently.

The Company utilizes its foreign exchange hedging program in order to manage its exposure to adverse fluctuations in the Canadian dollar, relative to the US dollar, see “Financial Instruments”. The Company does not currently hedge the Turkish lira.

Diesel Fuel
Fuel costs at Centerra’s continuing operations represent approximately 7% of production costs. The prices for Mount Milligan Mine’s diesel fuel are based on a supply agreement for weekly deliveries and priced at the Prince George Rack Rate. The Prince George Rack Rate reflects general benchmark movements, plus additional costs such as seasonal premiums for winterizing, costs to meet regulatory requirements and transportation costs. Mining operations at the Öksüt Mine are outsourced, and the fuel operating cost is included in the outsourcing contract costs, based on the published local retail diesel market price.
The Company utilizes its diesel hedging program in order to manage its exposure to adverse fluctuations in diesel fuel prices, see “Financial Instruments” section of this MD&A.

Liquidity and Capital Resources

The Company’s total liquidity position as December 31, 2022 was $923.4 million, representing a cash balance of $531.9 million and $391.5 million available under a corporate credit facility. Credit Facility availability is reduced by outstanding letters of credit, amounting to $8.5 million as at December 31, 2022.

As a result of the loss of control of the Kumtor Mine in the second quarter of 2021, the Company derecognized the assets and liabilities of the Kumtor Mine in the statements of financial position and presented its financial and operating results prior to the loss of control as discontinued operations for the first quarter of 2021. As a result, the Company’s consolidated cash flow results from continuing operations discussed in this MD&A (including prior periods) exclude the Kumtor Mine’s operations, unless otherwise noted.

Fourth Quarter 2022 compared to Fourth Quarter 2021

See the Overview of Consolidated Results section in this MD&A for the discussion of cash used in operating activities.

Cash used in investing activities of $15.5 million was recognized in the fourth quarter of 2022 compared to cash used in investing activities from continuing operations of $13.1 million in the fourth quarter of 2021. The increase is primarily due to proceeds received on the disposition of PP&E in 2021, partially offset by lower PP&E additions at the Mount Milligan Mine in fourth quarter of 2022 compared to 2021.

Cash used in financing activities during the fourth quarter of 2022 was $23.5 million compared to $13.1 million in the fourth quarter of 2021. The increase was primarily due to the repurchase and cancellation of Centerra common shares under the Company’s NCIB program.

Year ended December 31, 2022 compared to 2021

See the Overview of Consolidated Results section in this MD&A for the discussion of cash provided by operating activities.
Cash used in investing activities of $255.6 million was recognized in 2022 compared to cash provided by investing activities from continuing operations of $132.5 million in 2021. The cash used in investing activities was primarily due to the acquisition of the Goldfield Project of $176.7 million, partially offset by lower PP&E additions at the Mount Milligan and Öksüt Mines. Cash provided by investing activities from continuing operations in 2021 includes proceeds received from the sale of the Company’s 50% interest in the Greenstone Partnership of $210.3 million.
Cash used in financing activities of $157.7 million was recognized in 2022 compared to $49.1 million in 2021. The increase was primarily due to repurchase and cancellation of approximately 77,401,766 Centerra common shares held by Kyrgyzaltyn as part of the Transaction contemplated by the Arrangement Agreement and the repurchase and cancellation of approximately 2,183,900 Centerra common shares under the Company’s NCIB program.

Financial Performance

As previously disclosed, the Company lost control of the Kumtor Mine in May 2021 and, accordingly, the Kumtor Mine has been classified as a discontinued operation. The financial and operating data below is presented on a continuing operations basis and thus excludes the Kumtor Mine for all periods discussed, unless otherwise noted.
Fourth Quarter 2022 compared to Fourth Quarter 2021
Revenue of $208.3 million was recognized in the fourth quarter of 2022 compared to $251.1 million in the fourth quarter of 2021. The decrease in revenue was primarily due to no ounces of gold sold at the Öksüt Mine, lower gold ounces and copper pounds sold and lower average realized copper prices at the Mount Milligan Mine. The overall decrease in revenue was partially offset by higher average realized molybdenum prices and an increase in the pounds of molybdenum sold at the Molybdenum BU.

Gold production was 53,222 ounces in the fourth quarter of 2022 compared to 91,197 ounces in the fourth quarter of 2021. Gold production in the fourth quarter of 2022 included 53,222 ounces of gold from the Mount Milligan Mine compared to 59,529 ounces in the fourth quarter of 2021 primarily due to lower gold head grades and slightly lower recoveries, partially offset by higher mill throughput. There were no gold ounces produced at the Öksüt Mine in the fourth quarter of 2022 compared to 31,668 ounces in the fourth quarter of 2021 due to the continued suspension of gold room operations at the ADR plant.

Copper production at the Mount Milligan Mine was 16.9 million pounds in the fourth quarter of 2022 compared to 17.0 million pounds in the fourth quarter of 2021. The slight decrease was primarily due to lower copper grades, partially offset by higher mill throughput and higher recoveries.

The Langeloth Facility roasted 4.6 million pounds and sold 4.0 million pounds of molybdenum in the fourth quarter of 2022, compared to 2.5 million pounds and 2.4 million pounds, respectively in the fourth quarter of 2021. This increase in the molybdenum roasted was primarily due to execution on the business plan to streamline molybdenum inventory volumes held and partially due to an increase in molybdenum concentrate available for roasting, resulting from an increase in concentrate supply.

Cost of sales of $175.3 million was recognized in the fourth quarter of 2022 compared to $163.0 million in the fourth quarter of 2021. The increase was primarily attributable to higher production costs at the Molybdenum BU as a result of higher average molybdenum prices paid to purchase third-party molybdenum concentrate to be processed and an increase in pounds of molybdenum roasted and sold. The overall increase in cost of sales was partially offset by the lower DDA at the Mount Milligan Mine primarily attributable to the increase in proven and probable reserves as well as no cost of sales at the Öksüt Mine due to all production costs and DDA being capitalized to production inventory.

Gold production costs were $790 per ounce in the fourth quarter of 2022 compared to $550 per ounce in the fourth quarter of 2021. The increase was primarily due to lower gold ounces sold at the Mount Milligan Mine and the Öksüt Mine. The increase was partially offset by slightly lower production costs at the Mount Milligan Mine due to a decrease in gold ounces sold, partially offset by higher mining and administrative expenses due to the impact of rising inflation in Canada. No gold production costs were reported at the Öksüt Mine in the fourth quarter of 2022 as there was no gold sold.

All-in sustaining costs on a by-product basisNG from continuing operations were $987 per ounce in the fourth quarter of 2022 compared to $591 per ounce in the fourth quarter of 2021. The increase in all-in sustaining costs on a by-product basisNG was primarily due to a decrease in ounces of gold sold, an increase in corporate administration expenses, a decrease in by-product credits from lower pounds of copper sold, partially offset by a decrease in sustaining capital expendituresNG.

All-in costs on a by-product basisNG from continuing operations were $1,572 per ounce in the fourth quarter of 2022 compared to $732 per ounce in the fourth quarter of 2021. The increase was primarily due to higher all-in sustaining costs on a by-product basisNG as noted above, and higher exploration and project development costs mostly related to the Goldfield Project.

Expensed exploration and evaluation expenditures of $23.5 million were recognized in the fourth quarter of 2022 compared to $7.3 million in the fourth quarter of 2021. The increase was primarily due to drilling activities and technical studies undertaken as part of project development activities at the Goldfield Project, and the brownfield exploration activities at the Mount Milligan Mine. The total expenditures of $23.5 million recognized in the fourth quarter of 2022 comprised of:
•$8.0 million of project development costs at the Goldfield Project (nil in the fourth quarter of 2021);
•$6.2 million of drilling and related costs at the Goldfield Project (nil in the fourth quarter of 2021);
•$2.1 million of drilling and related costs at the Mount Milligan Mine ($1.1 million in the fourth quarter of 2021);
•$1.4 million of drilling and related costs at the Öksüt Mine ($0.6 million in the fourth quarter of 2021); and
•$5.8 million of drilling and related costs across the Company’s other exploration projects ($5.6 million in the fourth quarter of 2021).

A non-cash impairment loss of $145.9 million ($138.2 million, net of tax) was recognized in the fourth quarter of 2022, related to the Kemess Project. The impairment loss reflects the lack of capital allocation to fund the project’s advancement in 2023 or near future. An impairment reversal of $160.0 million ($117.3 million, net of tax) was recognized in the fourth quarter of 2021, related to the Mount Milligan Mine.

Reclamation recovery was $3.5 million in the fourth quarter of 2022 compared to reclamation expense of $24.3 million in the fourth quarter of 2021. The $3.5 million reclamation recovery at sites on care and maintenance in the Molybdenum BU was primarily attributable to an increase in the risk-free interest rates applied to discount the estimated future reclamation cash flows, partially offset by an increase in underlying future reclamation cash flows impacted by various factors, including higher short-term inflation and an increase in the scope of reclamation activities at the Endako Mine and the Thompson Creek Mine.

Other non-operating income of $9.2 million was recognized in the fourth quarter of 2022 compared to other non-operating expenses of $9.4 million in the fourth quarter of 2021. The decrease in expenses was primarily due to a decrease in litigation and related costs incurred in connection with the seizure of the Kumtor Mine, non-cash gain on derecognition of the employee health plan benefit provision at the Langeloth Facility in connection with the termination of the plan and higher interest income earned on the Company’s cash balance from rising interest rates.

The Company recognized an income tax recovery of $25.1 million in the fourth quarter of 2022, comprising current income tax expense of $0.6 million and a deferred income tax recovery of $25.7 million, compared to an income tax recovery of $61.6 million in the fourth quarter of 2021, comprising current income tax expense of $32.0 million and deferred income tax recovery of $93.6 million. The decrease in income tax recovery was primarily due to the drawdown in 2022 of the deferred tax assets recognized in the fourth quarter of 2021 at the Mount Milligan Mine, partially offset by the suspension of operations at the Öksüt Mine, the tax impact of the non-cash impairment loss recognized at the Kemess Project, and an inflation adjustment recorded to the tax basis of property, plant and equipment at the Öksüt Mine.
Year ended December 31, 2022 compared to 2021
Revenue of $850.2 million was recognized in 2022 compared to $900.1 million in 2021. The decrease in revenue was primarily due to a decrease in ounces of gold sold at the Öksüt Mine and a decrease in ounces of gold and pounds of copper sold at the Mount Milligan Mine, partially offset by higher molybdenum prices and an increase in pounds of molybdenum sold at the Molybdenum BU.
Gold production was 243,867 ounces in 2022 compared to 308,141 ounces in 2021. Gold production in 2022 included 189,177 ounces of gold from the Mount Milligan Mine, compared to 196,438 ounces in 2021, primarily due to lower gold grades, partially offset by higher recoveries and higher throughput as a result of higher mill runtime. The Öksüt Mine produced 54,691 ounces of gold in 2022 compared to 111,703 ounces of gold in 2021, primarily due to suspension of gold room operations at the ADR plant in March 2022.

Copper production at the Mount Milligan Mine was 73.9 million pounds in 2022 compared to 73.3 million pounds in 2021. The slight increase was due to higher throughput a result of higher mill runtime and higher recoveries, partially offset by lower copper grades.

The Langeloth Facility roasted and 13.5 million pounds and sold 13.4 million pounds of molybdenum in 2022 compared to 10.3 million pounds and 11.5 million pounds, respectively, in 2021. The increase in the molybdenum roasted and sold was primarily due to the execution on the business plan to reduce molybdenum inventory volumes held and partially due to an increase in molybdenum concentrate available for roasting, resulting from an increase in concentrate supply.
Cost of sales of $671.7 million was recognized in 2022 compared to $608.2 million in 2021. The increase was primarily due to higher production costs at the Molybdenum BU related to higher average molybdenum prices paid to obtain product inventory to be processed, an increase in the pounds of molybdenum roasted and increased input costs due to rising inflation impacting ingredients, freight and contract services. In addition, there were higher production costs at the Mount Milligan Mine due to higher mining, processing and administrative expenses due to the impact of rising inflation in Canada and the onset of pricing pressure on input costs. Mining costs were impacted by higher spending on equipment spare parts, higher diesel prices and higher consumption of diesel in the period, partially offset by the effects of the Company’s hedging program. Processing costs were higher primarily due to higher liner costs and higher salaries and wages, partially offset by lower contractor costs. Administrative costs were higher primarily due to an increase in salaries and wages, an increase in recruiting and insurance costs and higher consulting costs related to various information technology and environmental projects. Partially offsetting the increase in production costs at the Mount Milligan Mine was the weakening of the Canadian dollar relative to the US dollar between the periods. In addition, there was a decrease in cost of sales at the Öksüt Mine primarily due to the weakening of the Turkish lira relative to the US dollar and capitalization of all mining, processing and administrative costs and DDA incurred in the second, third and fourth quarter of 2022 to production inventory as no gold ounces were sold. The overall decrease in production costs at the Öksüt Mine was partially offset by higher mining contractor costs from higher fuel prices and a lower strip ratio, resulting in a lower portion of mining costs being capitalized. In addition, there were higher processing costs from an increase in hauling costs due to the higher fuel prices and an increase in site administrative costs due to higher consulting costs related to various information technology projects.

Gold production costs from continuing operations were $681 per ounce in 2022 compared to $604 per ounce in 2021. The increase in gold production costs per ounce from continuing operations was primarily due to a decrease in gold sold at the Mount Milligan Mine and the Öksüt Mine and the increase in production costs at the Mount Milligan Mine as noted above. The decrease was primarily due to lower production costs, partially offset by an increase in the royalty rate used in the calculation of royalties payable and lower ounces sold at the Öksüt Mine. The decrease in production costs at the Öksüt Mine was primarily due to the higher mining and processing grade in 2022 and capitalization of all mining, processing and site administrative costs incurred in the second, third and fourth quarter of 2022 to production inventory as no gold ounces were sold. The decrease in production costs was partially offset by higher mining contractor costs from higher fuel prices and a lower strip ratio, resulting in a lower portion of mining costs being capitalized. In addition, there was an increase in processing costs due to higher hauling costs from higher fuel prices and an increase in site administrative costs due to higher insurance costs, consulting costs related to various information technology projects and higher community and social spending costs. In 2022, the Company did not experience significant impact on the operations of the Öksüt Mine from the Russian invasion in Ukraine as no critical consumables or reagents are sourced directly from Ukraine or Russia.
All-in sustaining costs on a by-product basisNG from continuing operations were $860 per ounce in 2022 compared to $649 per ounce in 2021. The increase was primarily due to a decrease in ounces of gold sold at the Mount Milligan Mine and at the Öksüt Mine, lower by-product credits from a decrease in pounds of copper sold and higher corporate administration costs, partially offset by lower sustaining capital expendituresNG at the Mount Milligan Mine.
All-in costs on a by-product basisNG were $1,201 per ounce in 2022 compared to $785 per ounce in 2021. The increase was due to higher all-in sustaining costs on a by-product basisNG and higher exploration and project development costs mostly related to the Goldfield Project.

Expensed exploration and evaluation costs were $66.5 million in 2022, compared to $26.1 million in 2021. The increase was primarily due to various drilling activities and technical studies undertaken as part of project development activities at the Goldfield Project, and the brownfield exploration activities at the Mount Milligan Mine. The total expenditures of $66.5 million recognized in 2022 comprised of:
•$18.9 million of project development costs at the Goldfield Project (nil in 2021);
•$10.6 million of drilling and related costs at the Goldfield Project (nil in 2021);
•$12.2 million of drilling and related costs at the Mount Milligan Mine ($5.6 million in 2021);

•$3.9 million of drilling and related costs at the Öksüt Mine ($1.5 million in 2021); and
•$20.9 million of drilling and related costs across the Company’s other exploration projects ($19.0 million in 2021).

Corporate administration expenses were $47.2 million in 2022, compared to $27.1 million in 2021. The increase was primarily due to management changes and associated severance payments, an increase in consulting costs and software costs from various information technology projects, including the implementation of the Company-wide enterprise resource planning system and an increase in travel expenses.

Reclamation recovery, which primarily relates to movement in the reclamation liabilities in the Company’s Molybdenum BU sites currently on care and maintenance, was $94.0 million in 2022 compared to the reclamation expense of $23.3 million in 2021. The reclamation recovery was primarily due to an increase in the risk-free interest rates applied to discount the estimated future reclamation cash flows. This was partially offset by an increase in underlying future reclamation cash flows impacted by various factors, including higher inflation and an increase in the scope of reclamation activities required.
A gain on sale of $72.3 million (excluding contingent receivable consideration) was recognized in the first quarter of 2021 on the disposal of the Company’s 50% interest in the Greenstone Partnership.
Other non-operating income of $1.9 million was recognized in 2022 compared to other non-operating expenses of $23.5 million in 2021. The decrease in expenses was primarily due to a decrease in litigation and related costs incurred in connection with the seizure of the Kumtor Mine, gain on derecognition of the employee health plan benefit provision at the Langeloth Facility and higher interest income earned on the Company’s cash balance from rising interest rates.

Income tax expense of $32.8 million, comprising current income tax expense of $37.1 million and deferred income tax recovery of $4.3 million, was recognized in 2022, compared to an income tax recovery of $44.0 million, comprising current income tax expense of $40.1 million and deferred income tax recovery of $84.1 million in 2021. The increase in income tax expense was primarily due to the drawdown of the deferred tax assets recognized in 2021 at the Mount Milligan Mine, partially offset by the impact of the suspension of operation at the Öksüt Mine, the tax impact on the non-cash impairment loss recognized at the Kemess Project, and an inflationary adjustment recorded to the tax basis of property, plant and equipment at the Öksüt Mine.

Net loss from discontinued operations was $828.7 million in 2021. Net loss from discontinued operation was primarily due to the loss on the change of control of the Kumtor Mine of $926.4 million recognized in the second quarter of 2021.

Financial Instruments
The Company seeks to manage its exposure to fluctuations in diesel fuel prices, commodity prices and foreign exchange rates by entering into derivative financial instruments from time-to-time. The hedge positions for each of these programs as at December 31, 2022 are summarized as follows:

			Average Strike Price			Settlements (% of exposure hedged)(3)			As at December 31, 2022
Instrument	Unit	Type	2023	2024	2025	2023	2024	2025	Total position(2)	Fair value ($'000's)

FX Hedges
USD/CAD zero-cost collars	CAD	Fixed	$1.26/$1.32	$1.28/$1.35	$1.32/$1.39	$266.0 M (41%)	$159.0 M	$72.0 M	$497.0 M	(9,195)
USD/CAD forward contracts	CAD	Fixed	1.27	1.31	N/A	$145.0 M (23%)	$93.0 M	N/A	$238.0 M	(8,723)
Total						$411.0 M (64%)	$252.0 M	$72.0 M	$735.0 M	(17,918)

Fuel Hedges
ULSD zero-cost collars	Barrels	Fixed	$86/$93	N/A	N/A	19,500 (13%)	N/A	N/A	19,500	628
ULSD swap contracts	Barrels	Fixed	$92	$93	N/A	63,200 (41%)	25,200	N/A	88,400	2,295
Total						82,700 (54%)	25,200	N/A	107,900	2,923

Copper Hedges(1):
Copper zero-cost collars	Pounds	Fixed	$4.00/$4.91	$4.00/$5.06	N/A	22.8 M (42%)	9.9 M	N/A	32.7 M	12,147

Gold/Copper Hedges (Royal Gold deliverables):(2)
Gold forward contracts	Ounces	Float	N/A	N/A	N/A	21,797	N/A	N/A	21,797	1,402
Copper forward contracts	Pounds	Float	N/A	N/A	N/A	2.6M	N/A	N/A	2.6 M	(13)
(1)The copper hedge ratio is based on the forecasted copper pounds sold, net of the streaming arrangement with Royal Gold.
(2)Royal Gold hedging program with a market price determined on closing of the contract.
(3)% of exposure hedged is calculated with reference to to expected expenditure incurred in Canadian dollars, fuel consumed and copper pounds sold as outlined in the “Outlook” section and might be subject to change.

The realized (loss) gain recorded in the consolidated statements of loss was as follows:

	Three months ended December 31,			Years ended December 31,
($ millions)	2022	2021	% Change	2022	2021	% Change
Foreign exchange hedges	(3,336)	3,789	(188)%	779	17,543	(96)%
Fuel hedges	2,138	945	126%	8,778	20,631	(57)%
Copper hedges	969	(13,150)	(107)%	3,470	(50,259)	(107)%
The Company’s zero-cost copper collars are settled based on monthly average copper prices, protecting a price floor with participation to the upside of the call strike price. See more details on the Company’s policy and accounting treatment in note 26 of the consolidated financial statements for the year ended December 31, 2022.

As at December 31, 2022, Centerra has not entered into any off-balance sheet arrangements with special purpose entities, nor does it have any unconsolidated affiliates.

Balance Sheet Review

($millions)	December 31, 2022	December 31, 2021	December 31, 2020
Total Assets	2,335.9	2,676.6	3,136.0
Total Liabilities	525.6	633.0	670.0
Current Liabilities	274.8	227.4	257.8
Non-current Liabilities	250.8	405.6	412.2
Total Equity	1,810.3	2,043.6	2,466.0
As a result of the loss of control of the Kumtor Mine in the second quarter of 2021, the Company deconsolidated the assets and liabilities of KGC, a 100%-owned subsidiary that holds the Kumtor Mine, in the Company’s consolidated statements of financial position. The assets and liabilities presented as at December 31, 2022 and December 31, 2021 do not include the Kumtor Mine.

Cash as at December 31, 2022 was $531.9 million compared to $947.2 million as at December 31, 2021. The decrease was primarily due to cash consideration of $176.7 million paid on closing for the acquisition of Goldfield Project, consideration of $104.5 million paid to repurchase and cancel Kyrgyzaltyn’s 77,401,766 Centerra common shares as part of the Transaction contemplated by the Arrangement Agreement and 2,183,900 Centerra shares under a Normal Course Issuer Bid, a free cash flow deficitNG of $82.9 million and dividends paid of $47.7 million during the year ended December 31, 2022.

Amounts receivable as at December 31, 2022 were $92.2 million compared to $76.8 million at December 31, 2021. The increase was primarily due to an increase in molybdenum sales and timing of cash collection on these sales.

Total inventories as at December 31, 2022 were $316.8 million compared to $221.2 million at December 31, 2021. The increase in inventories was primarily due to stored gold-in-carbon inventory, stockpiles inventory and heap leach pad inventory being accumulated at the Öksüt Mine due to the suspension of gold room operations at the ADR plant at the Öksüt Mine. In addition, there was an increase in molybdenum inventory at the Molybdenum Business Unit primarily due to a sudden rise of molybdenum prices, resulting in a large mark-to-market adjustment, partially offset by execution on the business plan to reduce molybdenum inventory volumes held.

Other current assets at December 31, 2022 was $49.8 million compared to $25.8 million at December 31, 2021. The increase was primarily due to the reclassification of the $25.0 million receivable from Orion related to Greenstone project from a non-current assets to a current assets.

The carrying value of PP&E as at December 31, 2022 was $1.27 billion and consistent with the balance as at December 31, 2021. In 2022, the Company recorded PP&E additions of $208.2 million resulting from the acquisition of the Goldfield Project and PP&E additions of $73.3 million related to ongoing capital projects at existing mines and projects, partially offset by the non-cash impairment loss of $145.9 million at the Kemess Project and the DDA of PP&E in the normal course of operations during the period.

Deferred income tax assets as at December 31, 2022 were $61.9 million compared to $101.3 million as at December 31, 2021. The decrease was primarily due to the tax effects of reversal of temporary differences between accounting and tax bases of the balances related to the Mount Milligan Mine, including the impact of foreign exchange rate changes on the temporary differences.

Income tax payable as at December 31, 2022 was $1.9 million compared to $25.3 million at December 31, 2021. The decrease was primarily due to tax payments made during the period and the decrease in current income taxes on income from the Öksüt Mine as a result of the suspension of gold room operations at the ADR plant.

Accounts payable and accrued liabilities as at December 31, 2022 were $199.4 million compared to $186.8 million at December 31, 2021. The increase was primarily due to higher trade payables accrued expenses due to effect of timing of vendor payments and an increase in mark-to-market payable relating to the purchase of molybdenum from higher molybdenum price. The increase was partially offset by the lower amounts due to Royal Gold under the Mount Milligan Streaming Arrangement from lower copper prices as well as lower amount due on the settlement of derivatives from the payments made in 2022 and lower provision for share-based compensation primarily due to the effect of the decrease in the Company’s share price.

The other current liabilities as at December 31, 2022 were $73.5 million compared to $15.3 million at December 31, 2021. The increase was primarily due to increase in the fair value of derivative liabilities, the increase in the current portion of the provision for reclamation for the Endako Mine and Kemess Project, the deferred revenue recognized at Mount Milligan Mine related to the advance payment received on the gold and copper concentrate for which no revenue was recognized in December 2022 and the deferred milestone payment of $30.9 million related to the acquisition of the Goldfield Project being re-classified to a current liability.

Deferred income tax liabilities as at December 31, 2022 were $8.7 million compared to $54.9 million at December 31, 2021. The decrease was primarily due to the tax effects of reversals of temporary differences between accounting and tax bases of the balances related to the Kemess Project and the Öksüt Mine, and the tax impact of the non-cash impairment loss at the Kemess Project recognized at December 31, 2022.

The long-term portion of the provision for reclamation as at December 31, 2022 was $227.9 million compared to $331.3 million at December 31, 2021. The decrease was primarily due to an increase in the risk-free interest rates applied to discount the estimated future reclamation cash flows, partially offset by an increase in the underlying future reclamation cash flows at all of the sites due to a variety of factors, including higher short-term inflation rates, timing of reclamation activities and updates to the reclamation closure plans.

Share capital as at December 31, 2022 was $886.5 million compared to $984.1 million at December 31, 2021. The decrease was primarily the result of the completion of the Arrangement Agreement and the repurchase and cancellation of all of Kyrgyzaltyn’s 77,401,766 Centerra common shares in exchange for the aggregate cash payments of approximately $93.4 million, inclusive of withholding taxes and certain transaction costs. In addition, the Company repurchased and cancelled 2,183,900 Centerra common shares with a value of $11.2 million under the Normal Course Issuer Bid during the fourth quarter of 2022.
Contractual Obligations
The following table summarizes Centerra’s contractual obligations as of December 31, 2022:

($ millions)	2023	2024	2025	2026	Thereafter	Total
Contractual commitments(1)	$329.2	$117.9	$—	$—	$—	$447.1
Reclamation provisions(2)	11.4	12.2	0.3	9.6	351.9	385.4
Lease obligations	3.6	3.1	1.0	0.9	1.3	10.0
Total	$344.2	$133.2	$1.3	$10.5	$353.2	$842.5
(1)Excludes trade payables and accrued liabilities. Primarily relates to purchases of molybdenum concentrate under contracts with various mines around the world.
(2)Mining operations are subject to environmental regulations that require companies to reclaim and remediate land disturbed by mining operations. The Company has submitted closure plans to the appropriate governmental agencies which estimate the nature, extent and costs of reclamation for each of its mining properties. Expected reclamation cash flows are presented above on an undiscounted basis. Reclamation provisions recorded in the Company’s consolidated financial statements are measured at the expected value of future cash flows discounted to their present value using a risk-free interest rate.

2023 Liquidity and Capital Resources Analysis
The Company believes that it has sufficient capital resources to satisfy its 2023 mandatory expenditure commitments (including the contractual obligations set out above) and discretionary expenditure commitments. The following table sets out expected capital requirements and resources for 2023:

2023 Mandatory Commitments ($ millions):
Contractual obligations(1)	$344.2
Accounts payable and accrued liabilities (as at December 31, 2022)	199.4
Net income taxes payable (as at December 31, 2022)	1.9
Total 2023 mandatory expenditure commitments	$545.5

2023 Discretionary Commitments(2):
Expected capital expendituresNG	$67.5
Expected exploration and evaluation costs(3)	57.5
Total 2023 discretionary expenditure commitments	$125.0
Total 2023 mandatory and discretionary expenditure commitments	$670.5
(1)From the Contractual Obligations table.
(2)From the Outlook table, mid-point of the range.
(3)Excludes exploration costs expected to be capitalized which are included in the expected capital expendituresNG.

Operating Mines and Facilities
Mount Milligan Mine
The Mount Milligan Mine is an open-pit mine located in north central British Columbia, Canada producing a gold and copper concentrate. Production at the Mount Milligan Mine is subject to an arrangement with Royal Gold pursuant to which Royal Gold is entitled to purchase 35% of the gold produced and 18.75% of the copper production at the Mount Milligan Mine for $435 per ounce of gold delivered and 15% of the spot price per metric tonne of copper delivered. To satisfy its obligations under the Mount Milligan Streaming Arrangement, the Company purchases refined gold ounces and copper warrants and arranges for delivery to Royal Gold. The difference between the cost of the purchases of refined gold ounces and copper warrants and the corresponding amounts payable to the Company under the Mount Milligan Streaming Arrangement is recorded as a reduction of revenue and not a cost of operating the mine.

Mount Milligan Mine Financial and Operating Results

	Three months ended December 31,			Years ended December 31,
($millions, except as noted)	2022	2021	% Change	2022	2021	% Change
Financial Highlights:
Gold revenue	66.8	78.9	(15)%	248.6	267.9	(7)%
Copper revenue	52.7	61.7	(15)%	216.5	227.7	(5)%
Other by-product revenue	1.7	2.0	(15)%	7.4	10.3	(28)%
Total revenue	121.2	142.6	(15)%	472.5	505.9	(7)%
Production costs	69.8	70.0	—%	269.0	256.8	5%
Depreciation, depletion, and amortization ("DDA")	15.8	21.7	(27)%	79.2	83.9	(6)%
Earnings from mine operations	35.6	50.9	(30)%	124.3	165.2	(25)%
Impairment reversal	—	(160.0)	(100)%	—	(160.0)	(100)%
Earnings from operations(1)	29.7	207.8	(86)%	100.1	309.2	(68)%
Cash provided by mine operations	26.5	63.5	(58)%	161.6	268.9	(40)%
Free cash flow from mine operations(2)	15.6	46.2	(66)%	100.4	201.5	(50)%
Additions to property, plant and equipment	14.6	28.9	(49)%	49.2	83.7	(41)%
Capital expenditures - total(2)	10.0	22.4	(55)%	54.7	70.8	(23)%
Sustaining capital expenditures(2)	9.9	20.2	(51)%	53.1	66.7	(20)%
Non-sustaining capital expenditures(2)	0.1	2.2	(95)%	1.6	4.1	(61)%
Operating Highlights:
Tonnes mined (000s)	10,185	10,152	—%	44,362	43,588	2%
Tonnes ore mined (000s)	4,578	3,554	29%	19,420	18,323	6%
Tonnes processed (000s)	5,504	5,448	1%	21,348	20,900	2%
Process plant head grade gold (g/t)	0.47	0.53	(11)%	0.42	0.46	(9)%
Process plant head grade copper (%)	0.19%	0.20%	(5)%	0.20%	0.21%	(5)%
Gold recovery (%)	65.5%	65.9%	(1)%	66.9%	65.8%	2%
Copper recovery (%)	79.5%	74.8%	6%	81.9%	78.3%	5%
Concentrate produced (dmt)	40,222	37,161	8%	163,918	162,250	1%
Gold produced (oz) (3)	53,222	59,529	(11)%	189,177	196,438	(4)%
Gold sold (oz)(3)	49,444	58,642	(16)%	187,490	203,103	(8)%
Average realized gold price - combined ($/oz)(3)(4)	1,352	1,345	1%	1,326	1,319	1%
Copper produced (000s lbs)(3)	16,909	16,993	—%	73,864	73,275	1%
Copper sold (000s lbs)(3)	15,374	17,184	(11)%	73,392	78,017	(6)%
Average realized copper price - combined ($/lb)(3)(4)	3.43	3.59	(4)%	2.95	2.92	1%
Unit Costs:
Gold production costs ($/oz)	790	670	18%	767	683	12%
All-in sustaining costs on a by-product basis ($/oz)(2)	629	518	21%	630	508	24%
All-in costs on a by-product basis ($/oz)(2)(5)	672	573	17%	704	556	27%
Gold - All-in sustaining costs on a co-product basis ($/oz)(2)	950	883	8%	956	883	8%
Copper production costs ($/lb)	2.00	1.79	12%	1.70	1.51	13%
Copper - All-in sustaining costs on a co-product basis ($/lb)(2)	2.40	2.34	3%	2.12	1.94	9%
(1)Includes exploration and evaluation costs and marketing and selling costs. 2021 figures include the impact of impairment reversal.
(2)Non-GAAP financial measure. See discussion under “Non-GAAP and Other Financial Measures”.
(3)Mount Milligan production and sales are presented on a 100%-basis. Under the Mount Milligan Streaming Arrangement, Royal Gold is entitled to 35% of gold ounces sold and 18.75% of copper sold. Royal Gold pays $435 per ounce of gold delivered and 15% of the spot price per metric tonne of copper delivered.
(4)This supplementary financial measure within the meaning of 52-112 is calculated as a ratio of revenue from the consolidated financial statements and units of metal sold includes the impact from the Mount Milligan Streaming Arrangement, copper hedges and mark-to-market adjustments on metal sold that had not yet settled under contract.
(5)Includes the impact from the Mount Milligan Streaming Arrangement and the impact of copper hedges.

Fourth Quarter 2022 compared to Fourth Quarter 2021

Earnings from mine operations of $35.6 million were recognized in the fourth quarter of 2022 compared to $50.9 million in the fourth quarter of 2021. The decrease was primarily due to lower gold ounces and copper pounds sold, and lower average realized copper prices, partially offset by lower DDA primarily attributable to the increase in proven and probable reserves as a result of a life-of-mine update in 2022.
Cash provided by mine operations of $26.5 million was recognized in the fourth quarter of 2022 compared to $63.5 million in the fourth quarter of 2021. The decrease was primarily due to lower average realized copper prices, lower gold ounces and copper pounds sold and an unfavourable working capital change. The unfavourable working capital change in the fourth quarter of 2022 as compared to the fourth quarter of 2021 was primarily due to the effect of the timing of concentrate shipments and the timing of vendor payments.

Free cash flowNG from mine operations of $15.6 million was recognized in the fourth quarter of 2022 compared to $46.2 million in the fourth quarter of 2021 primarily due to a decrease in cash provided by mine operations, partially offset by lower sustaining capital expendituresNG.

During the fourth quarter of 2022, mining activities were carried out in phases 4, 7, and 9 of the open pit. Total tonnes mined were 10.2 million tonnes in the fourth quarter of 2022 and 10.2 million in the fourth quarter of 2021.

Total process plant throughput for the fourth quarter of 2022 was 5.5 million tonnes, averaging 59,829 tonnes per calendar day, compared to 5.4 million tonnes, averaging 59,223 tonnes per calendar day in the fourth quarter of 2021. The increase in throughput in the fourth quarter of 2022 was primarily due to higher SAG mill runtime compared to the fourth quarter of 2021, which had a longer scheduled shutdown for the SAG mill relining.

Gold production was 53,222 ounces in the fourth quarter of 2022 compared to 59,529 ounces in the fourth quarter of 2021 due to lower gold head grades and slightly lower recoveries, partially offset by higher mill throughput. During the fourth quarter of 2022, the average gold grades and recoveries were 0.47 g/t and 65.5% compared to 0.53 g/t and 65.9% in the fourth quarter of 2021. Total copper production was 16.9 million pounds in the fourth quarter of 2022 compared to 17.0 million pounds in the fourth quarter of 2021.The slight decrease was due to lower copper grades, partially offset by higher mill throughput and higher recoveries. During the fourth quarter of 2022, the average copper grade and recoveries were 0.19% and 79.5% compared to 0.20% and 74.8% in the fourth quarter of 2021. The Staged Flotation Reactors circuit has been operating since the beginning of May 2022. Circuit optimization and completion of full commissioning was completed in the fourth quarter of 2022 and initial results indicate elevated recoveries. The site management team plans to continue optimization efforts in 2023 to achieve steady operation at lower head grades.

Gold production costs were $790 per ounce in the fourth quarter of 2022 compared to $670 per ounce in fourth quarter of 2021. The increase was primarily due to lower gold ounces sold, partially offset by slightly lower production costs.

Slightly lower production costs were primarily due to a decrease in gold ounces sold, partially offset by higher mining and site administrative expenses due to the impact of rising inflation in Canada. Mining costs were impacted by higher spending on equipment spare parts, higher consumption of diesel in the period and higher diesel prices, partially offset by the effect of the Company’s hedging program. Higher administrative costs were due to an increase in insurance costs and an increase in higher consulting costs related to various information technology and environmental projects. The weakening of the Canadian dollar relative to the US dollar between the periods helped to partially offset some of the cost increases.
Copper production costs were $2.00 per pound in the fourth quarter of 2022 compared to $1.79 per pound in the fourth quarter of 2021. The increase was primarily due to a higher allocation of costs to copper production costs, due to the relative changes in the market prices of gold and copper, and a decrease in copper pounds sold.
Mount Milligan Q4 All-in sustaining costs on a by-product basis per ounceNG ($/oz)

All-in sustaining costs on a by-product basisNG were $629 per ounce in the fourth quarter of 2022 compared to $518 per ounce in the fourth quarter of 2021. The increase was primarily due to lower gold ounces sold, lower copper credits as a result of lower copper pounds sold and lower average realized copper prices, partially offset by lower sustaining capital expendituresNG.

All-in costs on a by-product basisNG were $672 per ounce in the fourth quarter of 2022 compared to $573 per ounce in the fourth quarter of 2021. The increase was due to higher all-in-sustaining costs on a by-product basisNG as noted above, partially offset by a decrease in non-sustaining capital expenditures.

Year ended December 31, 2022 compared to 2021

Earnings from mine operations of $124.3 million were recognized in 2022 compared to $165.2 million in 2021. The decrease was primarily due to lower gold ounces and copper pounds sold and higher production costs, partially offset by slightly higher average realized gold and copper prices and lower DDA primarily attributable to the increase in proven and probable reserves as a result of a life-of-mine update in 2022.
Cash provided by mine operations of $161.6 million was recognized in 2022 compared to $268.9 million in 2021. The decrease was primarily due to a decrease in gold ounces and copper pounds sold, higher production costs and an unfavourable change in working capital from the timing of vendor payments and timing of cash collection on concentrate sales.

Free cash flowNG from mine operations of $100.4 million was recognized in 2022 compared to $201.5 million in 2021. The decrease was primarily due to lower cash provided by mine operations, partially offset by lower sustaining capital expenditures.

During 2022, mining activities were carried out in Phases 4, 7, 8 and 9 of the open pit. Total tonnes mined were 44.4 million tonnes in 2022 compared to 43.6 million tonnes mined in 2021. The increased tonnage was primarily due to an increase in truck hours, partially offset by changes in haulage cycles.

The process plant throughput was 21.3 million tonnes, averaging 58,488 tonnes per calendar day, compared to 20.9 million tonnes in 2021, averaging 57,261 tonnes per calendar day. The increase in throughput was primarily due to higher mill runtime as a result of fewer scheduled major shutdowns executed in 2022 compared to 2021. Process plant throughput for 2022 set a new annual record for the Mount Milligan Mine.

Gold production was 189,177 ounces in 2022 compared to 196,438 ounces in 2021. The decrease was due to lower gold grades, partially offset by higher recoveries and higher throughput as a result of higher mill runtime. During 2022, the average gold grade was 0.42 g/t and recoveries were 66.9% compared to 0.46 g/t and 65.8% in 2021. Total copper production was 73.9 million pounds in 2022 compared to 73.3 million pounds in 2021. The slight increase was due to higher throughput a result of higher mill runtime and higher recoveries, partially offset by lower copper grades. The Staged Flotation Reactors circuit has been operating since beginning of May 2022 and initial results indicate elevated recoveries.
Gold production costs were $767 per ounce in 2022 compared to $683 per ounce in 2021. The increase was primarily due to higher production costs and higher mining, processing and administrative expenses due to the impact of rising inflation in Canada. Mining costs were impacted by higher spending on equipment spare parts, higher diesel prices and higher consumption of diesel in the period, partially offset by the effects of the Company’s hedging program. Processing costs were higher primarily due to higher liner costs and higher salaries and wages, partially offset by lower contractor costs. Administrative costs were higher primarily due to an increase in salaries and wages, an increase in recruiting and insurance costs and higher consulting costs related to various information technology and environment projects. The weakening of the Canadian dollar relative to the US dollar between the periods helped to partially offset some of the cost increases.
Copper production costs were $1.70 per pound in 2022 compared to $1.51 per pound in 2021, primarily due a decrease in copper pounds sold and higher production costs as noted above.

Mount Milligan YTD All-in sustaining costs on a by-product basis per ounceNG ($/oz)
All-in sustaining costs on a by-product basisNG were $630 per ounce for 2022 compared to $508 per ounce in 2021. The increase was primarily due to a decrease in gold ounces sold, lower by-product credits from lower lower copper pounds sold and higher production costs as noted above, partially offset by lower sustaining capital expenditures.

All-in costs on a by-product basisNG were $704 per ounce in 2022 compared to $556 per ounce in 2021. The increase was due to higher all-in sustaining costs on a by-product basisNG and higher exploration expenses, partially offset by a decrease in non-sustaining capital expenditures.

Öksüt Mine
The Öksüt Mine is located in Türkiye approximately 300 kilometres southeast of Ankara and 48 kilometres south of Kayseri, the provincial capital. The nearest administrative centre is at Develi, located approximately 10 kilometres north of the mine site. The Öksüt Mine achieved commercial production on May 31, 2020.
As outlined in the Recent Events and Developments section in this MD&A above, the Öksüt Mine suspended gold doré bar production at the Öksüt Mine in early March 2022 due to mercury having been detected in the gold room at the ADR plant and subsequently suspended leaching operations in August 2022. Processing of material into stored gold-in-carbon inventory also ceased in August 2022. As a result, some of the results for the three months and year ended December 31, 2022 are not directly comparable to the corresponding prior periods.
Öksüt Mine Financial and Operating Results

	Three months ended December 31,			Years ended December 31,
($millions, except as noted)	2022	2021	% Change	2022	2021	% Change
Financial Highlights:
Revenue	—	56.9	(100)%	101.6	199.4	(49)%
Production costs	—	10.4	(100)%	21.1	51.1	(59)%
Depreciation, depletion, and amortization ("DDA")	—	7.8	(100)%	12.6	30.2	(58)%
Earnings from mine operations	—	38.7	(100)%	67.9	118.1	(43)%
(Loss) earnings from operations(1)	(3.4)	39.2	(109)%	61.3	116.4	(47)%
Cash (used in) provided by mine operations	(11.9)	39.5	(130)%	(17.5)	131.7	(113)%
Free cash flow (deficit) from mine operations(2)	(16.5)	35.3	(147)%	(33.5)	111.6	(130)%
Additions to property, plant and equipment	5.1	9.3	(45)%	14.2	24.9	(43)%
Capital expenditures - total(2)	4.6	4.3	7%	16.0	19.6	(18)%
Sustaining capital expenditures(2)	4.6	4.1	12%	16.0	18.8	(15)%
Non-sustaining capital expenditures(2)	—	0.2	(100)%	—	0.8	(100)%
Operating Highlights:
Tonnes mined (000s)	995	3,820	(74)%	9,159	15,251	(40)%
Tonnes ore mined (000s)	715	1,410	(49)%	6,455	4,352	48%
Ore mined - grade (g/t)	1.62	2.18	(26)%	1.85	1.54	20%
Ore crushed (000s)	749	1,047	(28)%	3,678	3,947	(7)%
Tonnes of ore stacked (000s)	752	1,064	(29)%	3,776	3,969	(5)%
Heap leach grade (g/t)	1.90	2.42	(21)%	1.83	1.54	19%
Heap leach contained ounces stacked	45,820	82,943	(45)%	222,625	195,990	14%
Gold produced (oz)	—	31,668	(100)%	54,691	111,703	(51)%
Additions to stored gold-in-carbon inventory (Koz)(4)	—	—	—%	100-105	—	100%
Gold sold (oz)	—	31,670	(100)%	54,704	111,654	(51)%
Average realized gold price ($/oz)(3)	—	1,796	(100)%	1,857	1,786	4%
Unit Costs:
Gold production costs ($/oz)	n/a	328	n/a	386	457	(16)%
All-in sustaining costs on a by-product basis ($/oz)(2)	n/a	495	n/a	791	668	18%
All-in costs on a by-product basis ($/oz)(2)	n/a	501	n/a	891	694	28%
(1)Includes exploration and evaluation costs.
(2)Non-GAAP financial measure. See discussion under “Non-GAAP and Other Financial Measures”.
(3)This supplementary financial measure, within the meaning of 52-112, is calculated as a ratio of revenue from the consolidated financial statements and units of metal sold.
(4)Represents a subset of the recoverable ounces in the ADR inventory as of December 31, 2022.

Fourth Quarter 2022 compared to Fourth Quarter 2021

No earnings from mine operations were reported in the fourth quarter of 2022 as a result of no ounces of gold sold due to the suspension of gold room operations at the ADR plant. Earnings from mine operations were $38.7 million in the fourth quarter of 2021.

Cash used in mine operations of $11.9 million was recognized in the fourth quarter of 2022, compared to cash provided by mine operations of $39.5 million in the fourth quarter of 2021. The decrease was primarily due to no ounces of gold sold and an unfavorable working capital change partially offset by lower production costs. The unfavorable change in working capital was primarily due to buildup of stockpiles and heap leach pad inventory and timing of vendor payments and lower collections of VAT refunds.

Free cash flow deficit from mine operationsNG of $16.5 million was recognized in the fourth quarter of 2022, compared to the free cash flow from mining operationsNG of $35.3 million in the fourth quarter of 2021. The decrease was primarily due to a decrease in cash provided by mine operations due to no ounces of gold being sold during the quarter.

Mining activities in the fourth quarter of 2022 were carried out in phase 4 of the Keltepe pit and in phase 2 of the Güneytepe pit. Total tonnes mined were 1.0 million tonnes in the fourth quarter of 2022 compared to 3.8 million tonnes in the fourth quarter of 2021. The decrease in tonnes mined was primarily due to not receiving a pasture land permit that would otherwise have allowed the Company to expand the footprint of the current pits and increase the amount of waste available to be mined as well as unfavourable weather conditions. Approval of the enlarged pasture land permit was received in January 2023.

Processing activities in the fourth quarter of 2022 were focused on the preparation and stacking of the heap leach pad. In the fourth quarter of 2022 the Öksüt Mine stacked 0.8 million tonnes at an average grade of 1.90 g/t, containing 45,820 ounces of gold, compared to 1.1 million tonnes stacked at an average grade of 2.42 g/t, containing 82,943 ounces of gold in the fourth quarter of 2021. The decrease in contained ounces stacked in the fourth quarter of 2022 was primarily due to lower mined grade and current EIA crusher limits.

No gold production was reported in the fourth quarter of 2022 due to the suspension of gold room operations at the ADR plant. Gold production in the fourth quarter of 2021 was 31,668 ounces. No gold production costs were reported in the fourth quarter of 2022 as there was no gold sold. Gold production costs per ounce were $328 in the fourth quarter of 2021.

During the fourth quarter of 2022, mining, stockpiling, crushing and stacking continued at the site throughout the quarter. However, leaching was suspended in August 2022. Gold material inventory was being accumulated in carbon and stored in bags onsite. As of December 31, 2022, there was a balance of recoverable ounces of approximately 100,000 in the stored gold-in-carbon inventory as compared to nil as of December 31, 2021. These stored gold-in-carbon recoverable ounces represent additional ounces to the 54,690 ounces produced as gold doré prior to the suspension of gold room operations in the ADR plant. In addition, the Öksüt Mine had approximately 200,000 recoverable ounces of gold in ore stockpiles and on the heap leach pad as at December 31, 2022.

As of December 31, 2022, the weighted average cost in inventory per recoverable ounce, which excludes royalty costs, was $442 as compared to $500 as of December 31, 2021. The weighted average cost in inventory per recoverable ounce includes a portion of production costs and an attributable portion of DDA capitalized to production inventory.

ADR plant inventory	December 31, 2022	December 31, 2021
Weighted average production cost in inventory per recoverable ounce	$232	$251
Weighted average DDA in inventory per recoverable ounce	210	249
Weighted average cost in inventory per recoverable ounce	$442	$500

The weighted-average production cost in inventory per ounce of gold has not been significantly affected by the suspension of gold room operations in the ADR plant. In the fourth quarter of 2022, the Company did not experience any significant impact on the operations of the Öksüt Mine from the Russian invasion in Ukraine as no critical consumables or reagents are sourced directly from Ukraine or Russia. Certain reagents and consumables may be indirectly impacted by the Russian invasion in Ukraine in the future, and the Company continues to monitor for any impact on its operations. The Company also has not experienced any significant impact on the operation of the Öksüt Mine from the earthquake in the southeastern portion of the country.

All-in sustaining costs on a by-product basisNG or all-in costs on a by-product basisNG per ounce were not reported in the fourth quarter of 2022 as no ounces of gold were sold. All-in sustaining costs on a by-product basisNG and all-in costs on a by-product basisNG in the fourth quarter of 2021 were $495 and $501 per ounce, respectively.
Year ended December 31, 2022 compared to 2021

Earnings from mine operations were $67.9 million in 2022 compared with $118.1 million in 2021. The decrease was primarily due to a decrease in ounces of gold sold.

Cash used in mine operations was $17.5 million in 2022 compared with cash provided by mine operations of $131.7 million in 2021. The decrease was primarily due to lower ounces of gold sold, higher cash taxes paid and an unfavorable working capital change, partially offset by lower production costs. The higher cash taxes paid were primarily due to a higher withholding tax expense incurred on a dividend distribution and taxation at the full statutory income tax rate due to utilization of investment incentive certificate available to be used as of the end of 2021 and the recognition of taxable gains from the effect of foreign exchange rate changes on monetary assets and liabilities. The unfavorable working capital change was primarily due to cash utilized to build-up stored gold-in-carbon inventory as well stockpiles and heap leach pad inventory, timing of vendor payments and lower collection of VAT refund.

Free cash flow deficitNG from mine operations was $33.5 million in 2022 compared with the free cash flowNG of $111.6 million in 2021. The decrease was primarily due to lower cash provided by mine operations partially offset by lower sustaining capital expendituresNG mainly from lower capitalized stripping costs.

Mining activities in 2022 were carried out in phase 4 of the Keltepe pit and in phase 2 of the Güneytepe pit. Total tonnes mined were 9.2 million tonnes in 2022 compared to 15.3 million tonnes in 2021. The decrease in tonnes mined was primarily due to not receiving a pasture land permit that would otherwise have allowed the Company to expand the footprint of the current pits and increase the amount of waste available to be mined. Approval of the enlarged pasture land permit was received in January 2023.

Processing activities in 2022 were mostly focused on the preparation, stacking and irrigation of the heap leach pad, with 3.8 million tonnes stacked at an average grade of 1.83 g/t containing 222,625 ounces of gold compared with 4.0 million tonnes stacked in 2021 at an average grade of 1.54 g/t containing 195,990 ounces of gold. The decrease in in ore tonnes stacked was primarily due to current EIA crusher limits, partially offset by the lower strip ratio. The increase in contained ounces stacked in 2022 was primarily due to ore mined from a portion of the Keltepe pit with higher grade mineralization.

Gold production was 54,691 ounces in 2022 compared to 111,703 ounces in 2021, primarily due to suspension of gold room operations in the ADR plant in March 2022.

Gold production costs were $386 per ounce in 2022 compared with $457 per ounce in 2021. The decrease was primarily due to lower production costs and lower ounces sold. The decrease in production costs was primarily due to the weakening of the Turkish lira relative to the US dollar and capitalization of all mining, processing and administrative costs incurred in the second, third and fourth quarter of 2022 to production inventory as no gold ounces were sold. The decrease in production costs was partially offset by higher mining contractor costs from higher fuel prices and a lower strip ratio, resulting in a lower portion of mining costs being capitalized. In addition, there was an increase in processing costs from higher hauling costs from higher fuel prices and an increase in site administrative costs due to higher consulting costs related to various information technology projects.
All-in sustaining costs on a by-product basisNG were $791 per ounce in 2022 compared with $668 per ounce in 2021. The increase was primarily due to a decrease in ounces of gold sold, partially offset by lower production costs and lower sustaining capital expendituresNG mainly from lower capitalized stripping expenditures.

All-in costs on a by-product basisNG were $891 per ounce in 2022 compared with $694 per ounce in 2021. The increase was primarily due to higher all-in sustaining costs on a by-product basisNG and higher exploration expenditures.
Molybdenum Business Unit
The Molybdenum BU includes the Langeloth Facility in Pennsylvania and two North American molybdenum mines that are currently on care and maintenance: the Thompson Creek Mine in Idaho and the 75%-owned Endako Mine in British Columbia.

The Company continues to evaluate strategic options for the Molybdenum Business Unit, including a potential restart of the Thompson Creek Mine, with due consideration given to global molybdenum prices currently trading above $30 per pound and the long term economic outlook for supply and demand forecasts.

Molybdenum BU Financial and Operating Results

	Three months ended December 31,			Years ended December 31,
($millions, except as noted)	2022	2021	% Change	2022	2021	% Change
Financial Highlights:
Total revenue	87.2	51.6	69%	276.1	194.8	42%
Production costs	88.3	51.5	71%	284.5	179.7	58%
Depreciation, depletion, and amortization ("DDA")	1.4	1.5	(7)%	5.2	6.4	(19)%
(Loss) earnings from mine operations	(2.5)	(1.4)	79%	(13.6)	8.7	(256)%
Care and maintenance costs - Molybdenum mines	5.5	4.3	28%	18.4	14.6	26%
Reclamation (recovery) expense	(3.4)	24.1	(114)%	(94.0)	23.2	(505)%
Other operating expenses	0.6	0.6	—%	1.9	2.2	(14)%
Net (loss) earnings from operations	(5.2)	(30.4)	(83)%	60.1	(31.4)	(291)%
Cash provided by (used in) operations	8.6	(15.8)	(154)%	(9.3)	(37.3)	(75)%
Free cash flow (deficit) from operations(1)	8.6	(17.2)	(150)%	(10.4)	(39.8)	(74)%
Additions to property, plant and equipment	0.8	1.4	(43)%	1.8	2.5	(28)%
Total capital expenditures(1)	0.8	1.4	(43)%	1.9	2.5	(24)%
Operating Highlights:
Mo roasted (lbs)	4,550	2,475	84%	13,497	10,286	31%
Mo sold (lbs)	4,040	2,361	71%	13,448	11,461	17%
Average market Mo price ($/lb)	21.49	18.89	14%	18.73	15.98	17%
(1)Non-GAAP financial measure. See discussion under “Non-GAAP and Other Financial Measures”.

Fourth Quarter 2022 compared to Fourth Quarter 2021

Net loss from operations of $5.2 million were recognized in the fourth quarter of 2022 compared to net loss of $30.4 million in the fourth quarter of 2021. The decrease in net loss from operations was mainly due to a reclamation recovery during the fourth quarter of 2022 compared to a reclamation expense during the fourth quarter of 2021 from an increase in the risk-free interest rates applied to the underlying future reclamation cash flows in the fourth quarter of 2022. Partially offsetting a decrease in net loss from operations was an increase in loss from mine operations primarily due to higher average molybdenum prices paid to obtain third-party molybdenum concentrate to be processed and increased production costs due to rising inflation impacting ingredients, freight and contract services.

Cash provided by operations of $8.6 million was recognized in the fourth quarter of 2022, compared to cash used in operations of $15.8 million in the fourth quarter of 2021. The increase in cash provided by operations is primarily due to a favourable working capital movement from the effect of a reduction in molybdenum inventory. The total working capital balance of the Molybdenum BU was $105.9 million at December 31, 2022 compared to $121.8 million at September 30, 2022.

Free cash flow from operationsNG of $8.6 million was recognized in the fourth quarter of 2022, compared to free cash flow deficit from operationsNG of $17.2 million in the fourth quarter of 2021. The increase was primarily due to a decrease in working capital as noted above.

The Langeloth Facility roasted and 4.6 million pounds and sold 4.0 million pounds of molybdenum in the fourth quarter of 2022, compared to 2.5 million pounds and 2.4 million pounds, respectively in the fourth quarter of 2021. This increase in the molybdenum roasted was primarily due to the execution of the business plan to reduce its molybdenum inventory volumes held and partially due to an increase in molybdenum concentrate available for roasting, resulting from a increase in concentrate supply.

In the fourth quarter of 2022, the market molybdenum price continued to increase, averaging $26.13 per pound during December 2022 and reaching $31.85 per pound on December 31, 2022. While this trend resulted in a positive impact on 523,000 pounds sold at spot prices in December 2022, it has a negative impact on pounds purchased at lower provisional prices in November and December 2022 that are expected to settle at higher prices in the first quarter of 2023, resulting in a cash outflow. At December 31, 2022, there were 3.3 million pounds of purchased molybdenum outstanding under contracts awaiting final settlement in first quarter of 2023. All these pounds were adjusted to a market price of $31.00 per pound at the end of the year, resulting in an increase to molybdenum inventory of $28.5 million from previously recorded provisional prices.

Year ended December 31, 2022 compared to 2021

Net earnings from operations of $60.1 million were recognized in 2022 compared to net loss from operations of $31.4 million in 2021. The increase in net earnings from operations was mainly from a reclamation recovery compared to a reclamation expense in 2021 primarily due to an increase in the risk-free interest rates applied to the underlying future reclamation cash flows, partially offset by an increase in loss from mine operations. An increase in loss from mine operations was primarily due to higher average molybdenum prices paid for third-party molybdenum concentrate to be processed and increased production costs due to rising inflation impacting ingredients, freight and contract services. Cash used in operations was $9.3 million in 2022 compared to cash used in operations of $37.3 million in 2021. The decrease in cash used in operations was primarily due to a favourable working capital movement due to implementation of a revised business plan to reduce inventory quantities on hand. This was partially offset by higher maintenance costs associated with an unplanned acid plant shutdown extending for longer than one month early in 2022.
Free cash flow deficit from operationsNG of $10.4 million was recognized in 2022 compared to $39.8 million in 2021, primarily due to lower cash used in operations, as noted above.
The Langeloth Facility roasted and sold 13.5 million pounds and 13.4 million pounds of molybdenum, respectively, in 2022 compared to 10.3 million pounds and 11.5 million pounds, respectively, in 2021. The increase in the molybdenum roasted and sold was primarily due to due to the execution of the business plan to reduce its molybdenum inventory volumes held and partially due to an increase in molybdenum concentrate available for roasting, resulting from a increase in concentrate supply.

Discontinued Operations
Kumtor Mine
As a result of the loss of control, the Kumtor Mine was reclassified as a discontinued operation in the second quarter of 2021. Consequently, the Company is presenting no financial and operating results pertaining to the year ended December 31, 2022.
Kumtor Mine Financial and Operating Results

($millions, except as noted)	Three months ended December 31,		Years ended December 31,
	2022	2021	2022	2021
Financial Highlights:
Revenue	—	—	—	264.1
Production costs	—	—	—	72.6
Depreciation, depletion and amortization	—	—	—	57.9
Earnings from mine operations	—	—	—	133.6
Loss on the change of control of the Kumtor Mine	—	—	—	(926.4)
Net earnings from discontinued operations	—	—	—	(828.7)
Cash provided by operating activities from discontinued operations	—	—	—	143.9
Cash used in investing activities from discontinued operations	—	—	—	96.1
Net cash flow from discontinued operations	—	—	—	47.8
Free cash flow from discontinued operations(1)	—	—	—	53.7
Operating Highlights:
Tonnes mined (000s)	—	—	—	74,261
Tonnes ore mined (000s)	—	—	—	1,298
Tonnes processed (000s)	—	—	—	2,343
Process plant head grade (g/t)	—	—	—	2.52
Gold recovery (%)(2)	—	—	—	71.5%
Gold produced (oz)	—	—	—	139,830
Gold sold (oz)	—	—	—	147,800
Unit Costs:
Gold production costs ($/oz)	—	—	—	491
All-in sustaining costs on a by-product basis ($/oz)(1)	—	—	—	929
All-in costs on a by-product basis ($/oz)(1)	—	—	—	1,414
(1)Non-GAAP measure. See discussion under “Non-GAAP and Other Financial Measures”.
(2)Metallurgical recoveries are based on recovered gold, not produced gold.

Sale of Interest in Greenstone Partnership

On January 19, 2021, the Company completed the sale of its 50% interest in the Greenstone Partnership with final cash consideration received of $210.0 million, net of adjustments, and recognized an initial gain on sale of $72.3 million (excluding any contingent consideration). Pursuant to an agreement dated December 15, 2020, with Orion Resource Partners (USA) LP and Premier Gold Mines Limited, the Company was entitled to receive further contingent consideration, payable no later than 24 months after the construction decision on the Greenstone project and upon the project achieving certain production milestones.

In the fourth quarter of 2021, the Greenstone project was approved for construction and thus the initial contingency payment of $25.0 million became receivable and owing from Orion, payable no later than December 2023. As a result, the Company recognized an additional gain on the sales of its interest in the Greenstone Partnership of $25.0 million in the fourth quarter of 2021.

The remaining contingent payments are payable no later than 30 days following the date on which a cumulative production milestone of (i) 250,000 ounces; (ii) 500,000 ounces; and, (iii) 750,000 ounces have been achieved. The amounts are payable in US dollars, equal to the product of 11,111 and the 20-day average gold market price on the business day immediately prior to the date of the payment. The Company did not attribute any value to these contingent payments as of December 31, 2022 due to significant uncertainty associated with the Greenstone project.
Annual Results – Previous Three Years
As a result of the loss of control of the Kumtor Mine, the Company deconsolidated the results of the Kumtor Mine and presented its financial results as a discontinued operation, separate from the Company’s consolidated financial results. Accordingly, the annual results presented below were updated retrospectively to reflect the impact of discontinued operations accounting.

$millions, except per share data	2022	2021	2020
Revenue	850	900	721
Net (loss) earnings from continuing operations (1)	(77)	447	16
Basic (loss) earnings per share - continuing operations	(0.29)	1.51	0.05
Diluted (loss) earnings per share - continuing operations	(0.31)	1.48	0.05
Net (loss) earnings(2)	(77)	(382)	409
Basic (loss) earnings per share(2)	(0.29)	(1.29)	1.39
Diluted (loss) earnings per share(2)	(0.31)	(1.29)	1.37
Cash dividends declared per common share (C$)	0.28	0.24	0.18
(1)Net loss in 2022 reflects the impact of non-cash impairment loss at the Kemess Project. Net earnings from continuing operations in 2021 reflects the impact of impairment reversal at the Mount Milligan Mine.
(2)Net loss in 2021 reflects the impact of derecognition of the Kumtor Mine.

Quarterly Results – Previous Eight Quarters
As a result of the loss of control of the Kumtor Mine, the Company deconsolidated the results of the Kumtor Mine and presented its financial results as a discontinued operation, separate from the Company’s consolidated financial results. Accordingly, the quarterly results presented below were updated retrospectively to reflect the impact of discontinued operations accounting.

$millions, except per share data	2022				2021
quarterly data unaudited	Q4	Q3	Q2	Q1	Q4	Q3	Q2	Q1
Revenue	208	179	168	295	251	221	202	226
Net (loss) earnings from continuing operations(1)	(130)	(34)	(3)	89	275	28	33	111
Basic (loss) earnings per share - continuing operations	(0.59)	(0.14)	(0.01)	0.30	0.93	0.09	0.11	0.38
Diluted (loss) earnings per share - continuing operations	(0.59)	(0.15)	(0.01)	0.30	0.92	0.09	0.10	0.37
Net (loss) earnings(2)	(130)	(34)	(3)	89	275	28	(852)	167
Basic (loss) earnings per share(2)	(0.59)	(0.14)	(0.01)	0.30	0.93	0.09	(2.87)	0.57
Diluted (loss) earnings per share(2)	(0.59)	(0.15)	(0.01)	0.30	0.92	0.09	(2.87)	0.55
(1)Net loss in Q4 2022 reflects the impact of non-cash impairment loss at the Kemess Project. Net earnings from continuing operations in Q4 2021 reflects the impact of impairment reversal at the Mount Milligan Mine.
(2)Net loss in Q2 2021 reflects the impact of derecognition of the Kumtor Mine.

Related Party Transactions
Kyrgyzaltyn
The breakdown of sales transactions in the normal course of business with Kyrgyzaltyn, prior to the loss of control event in respect of the Kumtor Mine, is as follows:

	Three months ended December 31,		Years ended December 31,
	2022	2021	2022	2021
Gross gold and silver sales to Kyrgyzaltyn	$—	$—	$—	$265,407
Deduct: refinery and financing charges	—	—	—	(1,248)
Net revenue received from Kyrgyzaltyn(1)	$—	$—	$—	$264,159
(1)Presented in results from discontinued operations.
On July 29, 2022, the Company announced the closing of the Arrangement Agreement. As a result of the completion of the Arrangement Agreement, the Company repurchased and cancelled all of Kyrgyzaltyn’s 77,401,766 Centerra common shares in exchange for the aggregate cash payments of approximately $93.3 million, including a portion of which was withheld on account of Canadian withholding taxes payable by Kyrgyzaltyn and $7.0 million paid in direct and incremental transaction costs to effect the Transaction.
Transactions with key management personnel
The Company transacts with key management personnel, who have authority and responsibility to plan, direct and control the activities of the Company and receive compensation for services rendered in that capacity. Key management personnel include members of the Board of Directors and members of the senior leadership team.
During the years ended December 31, 2022 and 2021, remuneration to key management personnel was as follows:

	2022	2021
Director fees earned and other compensation	$740	$754
Salaries and benefits(1)	12,568	7,830
Share-based compensation	273	1,894
Total compensation	$13,581	$10,478
(1)Includes severance costs of $7.9 million.
Accounting Estimates, Policies and Changes
Accounting Estimates
The preparation of the Company’s consolidated financial statements in accordance with IFRS requires management to make estimates and judgments that affect the amounts reported in the consolidated financial statements and accompanying notes.

Management’s estimates and underlying assumptions are reviewed on an ongoing basis. Any changes or revisions to estimates and underlying assumptions are recognized in the period in which the estimates are revised and in any future periods affected. Changes to these critical accounting estimates could have a material impact on the consolidated financial statements.

The key sources of estimation uncertainty and judgment used in the preparation of the consolidated financial statements that might have a significant risk of causing a material adjustment to the carrying value of assets and liabilities and earnings are outlined in note 4 of the consolidated financial statements for the year ended December 31, 2022.

Disclosure Controls and Procedures and Internal Control Over Financial Reporting
The Company’s management, including the Interim CEO and CFO, is responsible for the design of disclosure controls and procedures (“DC&P”) and internal controls over financial reporting (“ICFR”). Centerra adheres to the Committee of Sponsoring Organizations of the Treadway Commission’s (“COSO”) revised 2013 Internal Control Framework for the design of its ICFR. There was no material change to the Company’s internal controls over financial reporting that occurred during 2022 that has materially affected, or is reasonably likely to materially affect, the Company’s internal controls over financial reporting.

The evaluation of DC&P and ICFR was carried out under the supervision of and with the participation of management, including Centerra’s Interim CEO and CFO. Based on these evaluations, the Interim CEO and the CFO concluded that the design of these DC&P and ICFR was effective throughout 2022.
Non-GAAP and Other Financial Measures
This MD&A contains “specified financial measures” within the meaning of NI 52-112, specifically the non-GAAP financial measures, non-GAAP ratios and supplementary financial measures described below. Management believes that the use of these measures assists analysts, investors and other stakeholders of the Company in understanding the costs associated with producing gold and copper, understanding the economics of gold and copper mining, assessing operating performance, the Company’s ability to generate free cash flow from current operations and on an overall Company basis, and for planning and forecasting of future periods. However, the measures have limitations as analytical tools as they may be influenced by the point in the life cycle of a specific mine and the level of additional exploration or other expenditures a company has to make to fully develop its properties. The specified financial measures used in this MD&A do not have any standardized meaning prescribed by IFRS and may not be comparable to similar measures presented by other issuers, even as compared to other issuers who may be applying the World Gold Council (“WGC”) guidelines. Accordingly, these specified financial measures should not be considered in isolation, or as a substitute for, analysis of the Company’s recognized measures presented in accordance with IFRS.
Definitions
As a result of the seizure of the Kumtor Mine by the Kyrgyz Republic on May 15, 2021 and the loss of control of the mine, the Company presented the results from the Kumtor Mine as a discontinued operation, separate from the Company’s continuing operations. Consequently, the following non-GAAP financial measures were added in this MD&A: adjusted net (loss) earnings from continuing operations; free cash flow (deficit) from continuing operations and adjusted free cash flow (deficit) from continuing operations, and the following non-GAAP ratio was added in this MD&A: adjusted net (loss) earnings from continuing operations per common share (basic and diluted). These measures are calculated in a similar fashion as the equivalent non-GAAP financial measures and ratios presented on a total basis, inclusive of both continuing operations and discontinued operations.

The following is a description of the non-GAAP financial measures, non-GAAP ratios and supplementary financial measures used in this MD&A:
•All-in sustaining costs on a by-product basis per ounce is a non-GAAP ratio calculated as all-in sustaining costs on a by-product basis divided by ounces of gold sold. All-in sustaining costs on a by-product basis is a non-GAAP financial measure calculated as the aggregate of production costs as recorded in the consolidated statements of loss, refining and transport costs, the cash component of capitalized stripping and sustaining capital expenditures, lease payments related to sustaining assets, corporate general and administrative expenses, accretion expenses, asset retirement depletion expenses, copper and silver revenue and the associated impact of hedges of by-product sales revenue (added in the current period and applied retrospectively to the previous period). When calculating all-in sustaining costs on a by-product basis, all revenue received from the sale of copper from the Mount Milligan Mine, as reduced by the effect of the copper stream, is treated as a reduction of costs incurred. All-in sustaining costs on a by-product basis for the Kumtor Mine excludes revenue-based taxes. A reconciliation of all-in sustaining costs on a by-product basis to the nearest IFRS measure is set out below. Management uses these measures to monitor the cost management effectiveness of each of its operating mines.
•All-in sustaining costs on a co-product basis per ounce of gold or per pound of copper, is a non-GAAP ratio calculated as all-in sustaining costs on a co-product basis divided by ounces of gold or pounds of copper sold, as applicable. All-in sustaining costs on a co-product basis is a non-GAAP financial measure based on an allocation of production costs between copper and gold based on the conversion of copper production to equivalent ounces of gold. The Company uses a conversion ratio for calculating gold equivalent ounces for its copper sales calculated by multiplying the copper pounds sold by estimated average realized copper price and dividing the resulting figure by estimated average realized gold price. For the fourth quarter and year ended December 31, 2022, 394 pounds and 450 pounds, respectively, of copper were equivalent to one ounce of gold. All-in sustaining costs on a co-product basis for the Kumtor Mine excludes revenue-based taxes. A reconciliation of all-in sustaining costs on a co-product basis to the nearest IFRS measure is set out below. Management uses these measures to monitor the cost management effectiveness of each of its operating mines.
•Sustaining capital expenditures and Non-sustaining capital expenditures are non-GAAP financial measures. Sustaining capital expenditures are defined as those expenditures required to sustain current operations and exclude all expenditures incurred at new operations or major projects at existing operations where these projects will materially benefit the operation. Non-sustaining capital expenditures are primarily costs incurred at ‘new operations’ and costs related to ‘major projects at existing operations’ where these projects will materially benefit the operation. A material benefit to an existing operation is considered to be at least a 10% increase in annual or life of mine production, net present value, or reserves compared to the remaining life of mine of the operation. A reconciliation of sustaining capital expenditures and non-sustaining capital expenditures to the nearest IFRS measures is set out below. Management uses the distinction of the sustaining and non-sustaining capital expenditures as an input into the calculation of all-in sustaining costs per ounce and all-in costs per ounce.
•All-in costs on a by-product basis per ounce is a non-GAAP ratio calculated as all-in costs on a by-product basis divided by ounces sold. All-in costs on a by-product basis is a non-GAAP financial measure which includes all-in sustaining costs on a by-product basis, exploration and study costs, non-sustaining capital expenditures, care and maintenance and predevelopment costs. All-in costs on a by-product basis per ounce for the Kumtor Mine include revenue-based taxes. A reconciliation of all-in costs on a by-product basis to the nearest IFRS measures is set out below. Management uses these measures to monitor the cost management effectiveness of each of its operating mines.
•Adjusted net (loss) earnings is a non-GAAP financial measure calculated by adjusting net (loss) earnings as recorded in the consolidated statements of loss and comprehensive loss for items not associated with ongoing operations. The Company believes that this generally accepted industry measure allows the evaluation of the results of continuing income-generating capabilities and is useful in making comparisons between periods. This measure adjusts for the impact of items not associated with ongoing operations. A reconciliation of adjusted net (loss) earnings to the nearest IFRS measures is set out below. Management uses this measure to monitor and plan for the operating performance of the Company in conjunction with other data prepared in accordance with IFRS.
•Adjusted net (loss) earnings from continuing operations is a non-GAAP financial measure calculated by adjusting net earnings from continuing operations as recorded in the consolidated statements of loss and comprehensive loss for items not associated with continuing operations. This measure adjusts for the impact of items not associated with continuing operations. A reconciliation of adjusted net earnings from continuing operations to the nearest IFRS measures is set out below. Management uses this measure to monitor and plan for the operating performance of continuing operations of the Company in conjunction with other data prepared in accordance with IFRS.
•Free cash flow (deficit) from continuing operations is a non-GAAP financial measure calculated as cash provided by operating activities from continuing operations less property, plant and equipment additions. A reconciliation of free cash flow from continuing operations to the nearest IFRS measures is set out below. Management uses this measure to monitor the amount of cash available to reinvest in the Company and allocate for shareholder returns.
•Free cash flow (deficit) from mine operations is a non-GAAP financial measure calculated as cash provided by mine operations less property, plant and equipment additions. A reconciliation of free cash flow from mine operations to the nearest IFRS measures is set out below. Management uses this measure to monitor the degree of self-funding of each of its operating mines and facilities.
•Free cash flow from discontinued operations is a non-GAAP financial measure calculated as cash provided by operating activities from discontinued operations less property, plant and equipment additions associated with discontinued operations. A reconciliation of free cash flow from discontinued operations to the nearest IFRS measures is set out below.
•Adjusted free cash flow (deficit) from operations is a non-GAAP financial measure calculated as free cash flow adjusted for items not associated with ongoing operations. A reconciliation of adjusted free cash flow from operations to the nearest IFRS measures is set out below. Management uses this measure to monitor the amount of cash from ongoing operations available to reinvest in the Company and allocate for shareholder returns.
•Average realized gold price is a supplementary financial measure calculated by dividing the different components of gold sales (including third party sales, mark-to-market adjustments, final pricing adjustments and the fixed amount received under the Mount Milligan Streaming Arrangement) by the number of ounces sold. Management uses this measure to monitor its sales of gold ounces against the average market gold price.
•Average realized copper price is a supplementary financial measure calculated by dividing the different components of copper sales (including third party sales, mark-to-market adjustments, final pricing adjustments and the fixed amount received under the Mount Milligan Streaming Arrangement) by the number of pounds sold. Management uses this measure to monitor its sales of gold ounces against the average market copper price.
•Total liquidity is a supplementary financial measure calculated as cash and cash equivalents and amount available under the corporate credit facility. Credit Facility availability is reduced by outstanding letters of credit. Management uses this measure to determine if the Company can meet all of its commitments, execute on the business plan, and to mitigate the risk of economic downturns.
Certain unit costs, including all-in sustaining costs on a by-product basis (including and excluding revenue-based taxes) per ounce, are non-GAAP ratios which include as a component certain non-GAAP financial measures including all-in sustaining costs on a by-product basis which can be reconciled as follows:

	Three months ended December 31,
	Consolidated(2)		Mount Milligan		Öksüt		Kumtor
(Unaudited - $millions, unless otherwise specified)	2022	2021	2022	2021	2022	2021	2022	2021
Production costs attributable to gold	39.0	49.7	39.0	39.3	—	10.4	—	—
Production costs attributable to copper	30.8	30.7	30.8	30.7	—	—	—	—
Total production costs excluding molybdenum segment, as reported	69.8	80.4	69.8	70.0	—	10.4	—	—
Adjust for:
Third party smelting, refining and transport costs	3.5	2.3	3.5	2.2	—	0.1	—	—
By-product and co-product credits	(54.3)	(63.8)	(54.3)	(63.8)	—	—	—	—
Adjusted production costs	19.0	18.9	19.0	8.4	—	10.5	—	—
Corporate general administrative and other costs	12.1	7.3	0.4	(0.1)	—	—	—	—
Reclamation and remediation - accretion (operating sites)	1.7	1.5	0.5	0.5	1.2	1.0	—	—
Sustaining capital expenditures	14.5	24.3	9.9	20.2	4.6	4.1	—	—
Sustaining leases	1.5	1.4	1.3	1.3	0.2	0.1	—	—
All-in sustaining costs on a by-product basis	48.8	53.4	31.1	30.3	6.0	15.7	—	—
Exploration and evaluation costs	23.0	6.4	2.0	1.1	1.4	—	—	—
Non-sustaining capital expenditures(1)	0.1	2.4	0.1	2.2	—	0.2	—	—
Care and maintenance and other costs	5.8	4.0	—	—	1.3	—	—	—
All-in costs on a by-product basis	77.7	66.2	33.2	33.6	8.7	15.9	—	—
Ounces sold (000s)	49.4	90.3	49.4	58.6	—	31.7	—	—
Pounds sold (millions)	15.4	17.2	15.4	17.2	—	—	—	—
Gold production costs ($/oz)	790	550	790	670	n/a	328	—	—
All-in sustaining costs on a by-product basis ($/oz)	987	591	629	518	n/a	495	—	—
All-in costs on a by-product basis ($/oz)	1,572	732	672	573	n/a	501	—	—
Gold - All-in sustaining costs on a co-product basis ($/oz)	1,308	829	950	883	n/a	495	—	—
Copper production costs ($/pound)	2.00	1.79	2.00	1.79	n/a	n/a	n/a	n/a
Copper - All-in sustaining costs on a co-product basis ($/pound)	2.40	2.34	2.40	2.34	n/a	n/a	n/a	n/a
(1)Non-sustaining capital expenditures are distinct projects designed to have a significant increase in the net present value of the mine. In the current quarter, non-sustaining capital expenditures include costs related to the installation of the staged flotation reactors at the Mount Milligan Mine.

Certain unit costs, including all-in sustaining costs on a by-product basis (including and excluding revenue-based taxes) per ounce, are non-GAAP ratios which include as a component certain non-GAAP financial measures including all-in sustaining costs on a by-product basis which can be reconciled as follows:

	Years ended December 31,
	Consolidated(2)		Mount Milligan		Öksüt		Kumtor(3)
(Unaudited - $millions, unless otherwise specified)	2022	2021	2022	2021	2022	2021	2022	2021
Production costs attributable to gold	164.9	189.9	143.8	138.8	21.1	51.1	—	72.6
Production costs attributable to copper	125.1	118.0	125.1	118.0	—	—	—	—
Total production costs excluding molybdenum segment, as reported	290.0	307.9	268.9	256.8	21.1	51.1	—	72.6
Adjust for:
Third party smelting, refining and transport costs	12.1	11.1	11.9	10.1	0.2	1.0	—	1.2
By-product and co-product credits	(223.8)	(238.0)	(223.8)	(238.0)	—	—	—	—
Community costs related to current operations	—	—	—	—	—	—	—	2.6
Adjusted production costs	78.3	81.0	57.0	28.9	21.3	52.1	—	76.4
Corporate general administrative and other costs	47.8	27.7	1.1	1.0	—	—	—	—
Reclamation and remediation - accretion (operating sites)	7.2	4.9	1.8	1.8	5.4	3.1	—	0.3
Sustaining capital expenditures	69.1	85.5	53.1	66.7	16.0	18.8	—	60.6
Sustaining lease payments	5.8	5.4	5.1	4.8	0.6	0.6	—	—
All-in sustaining costs on a by-product basis	208.2	204.5	118.1	103.2	43.3	74.6	—	137.3
Revenue-based taxes	—	—	—	—	—	—	—	37.0
Exploration and study costs	65.7	23.6	12.2	5.6	3.8	2.1	—	8.8
Non-sustaining capital expenditures(1)	2.1	5.3	1.6	4.1	—	0.8	—	25.9
Care and maintenance and other costs	14.8	14.1	—	—	1.7	—	—	—
All-in costs on a by-product basis	290.8	247.4	131.9	112.9	48.8	77.5	—	209.0
Ounces sold (000s)	242.2	314.8	187.5	203.1	54.7	111.7	—	147.8
Pounds sold (millions)	73.4	78.0	73.4	78.0	—	—	—	—
Gold production costs ($/oz)	681	604	767	683	386	457	—	491
All-in sustaining costs on a by-product basis ($/oz)	860	649	630	508	791	668	—	929
All-in costs on a by-product basis ($/oz)	1,201	785	704	556	891	694	—	1,414
Gold - All-in sustaining costs on a co-product basis ($/oz)	1,112	891	956	883	791	668	—	929
Copper production costs ($/pound)	1.70	1.51	1.70	1.51	n/a	n/a	n/a	n/a
Copper - All-in sustaining costs on a co-product basis ($/pound)	2.12	1.94	2.12	1.94	n/a	n/a	n/a	n/a
(1)Non-sustaining capital expenditures are distinct projects designed to have a significant increase in the net present value of the mine. In the current year, non-sustaining capital expenditures include costs related to the installation of the staged flotation reactors at the Mount Milligan Mine.
(2)Presented on a continuing operations basis, excluding the results from the Kumtor Mine.
(3)Results from the period ended December 31, 2021 from the Kumtor Mine are prior to the seizure of the mine on May 15, 2021.

Adjusted net (loss) earnings is a non-GAAP financial measure and can be reconciled as follows:

	Three months ended December 31,		Years ended December 31,
($millions, except as noted)	2022	2021	2022	2021
Net (loss) earnings	$(130.1)	$274.9	$(77.2)	$(381.8)
Adjust for items not associated with ongoing operations:
Loss of control of the Kumtor Mine	—	—	—	926.4
Kumtor Mine legal costs and other related costs	—	11.3	15.0	27.5
Gain from the discontinuance of Kumtor Mine hedge instruments	—	—	—	(15.3)
Impairment loss (reversal), net of tax	138.2	(117.3)	138.2	(117.3)
Gain on the sale of Greenstone property	—	(25.0)	—	(97.3)
Reclamation (recovery) expense at sites on care and maintenance	(3.4)	24.2	(94.2)	24.1
Gain on derecognition of the employee health plan benefit provision at the Langeloth Facility	(4.4)	—	(4.4)	—
Income and mining tax adjustments(1)	(14.0)	(132.7)	13.2	(132.7)
Adjusted net (loss) earnings	$(13.7)	$35.4	$(9.4)	$233.6

Net (loss) earnings per share - basic	$(0.59)	$0.93	$(0.29)	$(1.29)
Net (loss) earnings per share - diluted	$(0.59)	$0.92	$(0.31)	$(1.29)
Adjusted net (loss) earnings per share - basic	$(0.06)	$0.12	$(0.04)	$0.79
Adjusted net (loss) earnings per share - diluted	$(0.06)	$0.12	$(0.04)	$0.77
(1)Income tax adjustments reflect the impact of foreign currency translation on deferred income taxes and an election made under local legislation to account for inflation and increase the tax value of Öksüt Mine’s assets
Adjusted net (loss) earnings from continuing operations is a non-GAAP financial measure and can be reconciled as follows:

	Three months ended December 31,		Years ended December 31,
($millions, except as noted)	2022	2021	2022	2021
Net (loss) earnings from continuing operations	$(130.1)	$274.9	$(77.2)	$446.9
Adjust for items not associated with ongoing operations:
Kumtor Mine litigation and other related costs	—	11.3	15.0	25.5
Impairment loss (reversal), net of tax	138.2	(117.3)	138.2	(117.3)
Gain on the sale of Greenstone property	—	(25.0)	—	(97.3)
Reclamation (recovery) expense at sites on care and maintenance	(3.4)	24.2	(94.2)	24.1
Gain on derecognition of the employee health plan benefit provision at the Langeloth Facility	(4.4)	—	(4.4)	—
Income tax adjustments(1)	(14.0)	(132.7)	13.2	(132.7)
Adjusted net (loss) earnings from continuing operations	$(13.7)	$35.4	$(9.4)	$149.2

Net (loss) earnings from continuing operations per share - basic	$(0.59)	$0.93	$(0.29)	$1.51
Net (loss) earnings from continuing operations per share - diluted	$(0.59)	$0.92	$(0.31)	$1.48
Adjusted net (loss) earnings from continuing operations per share - basic	$(0.06)	$0.12	$(0.04)	$0.50
Adjusted net (loss) earnings from continuing operations per share - diluted	$(0.06)	$0.12	$(0.04)	$0.50
(1) Income tax adjustments reflect the impacts of foreign currency translation on deferred income taxes and an election made under local legislation to account for inflation and increase the tax value of Öksüt Mine’s assets.

Free cash flow (deficit) from continuing operations and adjusted free cash flow (deficit) from continuing operations are non-GAAP financial measures and can be reconciled as follows:

	Three months ended December 31,
	Consolidated		Mount Milligan		Öksüt		Molybdenum		Other
	2022	2021	2022	2021	2022	2021	2022	2021	2022	2021
Cash (used in) provided by operating activities from continuing operations(1)	$(9.8)	$61.8	$26.5	$63.5	$(11.9)	$39.5	$8.6	$(15.8)	$(33.0)	$(25.4)
Deduct:
Property, plant & equipment additions(1)	(15.5)	(23.1)	(10.9)	(17.3)	(4.6)	(4.2)	—	(1.4)	—	(0.2)
Free cash flow (deficit) from continuing operations	$(25.3)	$38.7	$15.6	$46.2	$(16.5)	$35.3	$8.6	$(17.2)	$(33.0)	$(25.6)
Adjust for:
Kumtor Mine legal and other related costs	—	5.3	—	—	—	—	—	—	—	5.3
Adjusted free cash flow (deficit) from continuing operations	$(25.3)	$44.0	$15.6	$46.2	$(16.5)	$35.3	$8.6	$(17.2)	$(33.0)	$(20.3)
(1)As presented in the Company’s consolidated statements of cash flows.

	Years ended December 31,
	Consolidated		Mount Milligan		Öksüt		Molybdenum		Other
	2022	2021	2022	2021	2022	2021	2022	2021	2022	2021
Cash provided by (used in) operating activities from continuing operations(1)	$(2.0)	$270.9	$161.6	$268.9	$(17.5)	$131.7	$(9.3)	$(37.3)	$(136.8)	$(92.4)
Deduct:
Property, plant & equipment additions at continuing operations(1)	(80.9)	(92.5)	(61.2)	(67.4)	(16.0)	(20.1)	(1.1)	(2.5)	(2.6)	(2.5)
Free cash flow (deficit) from continuing operations	$(82.9)	$178.4	$100.4	$201.5	$(33.5)	$111.6	$(10.4)	$(39.8)	$(139.4)	$(94.9)
Adjust for:
Kumtor Mine legal and other related costs	20.9	14.2	—	—	—	—	—	—	20.9	14.2
Adjusted free cash flow (deficit) from continuing operations	$(62.0)	$192.6	$100.4	$201.5	$(33.5)	$111.6	$(10.4)	$(39.8)	$(118.5)	$(80.7)
(1)As presented in the Company’s consolidated statements of cash flows.
Free cash flow from discontinued operations is a non-GAAP financial measure and can be reconciled as follows:

	Three months ended December 31,		Years ended December 31,
	2022	2021	2022	2021
Cash provided by operating activities from discontinued operations(1)	$—	$—	$—	$143.9
Deduct:
Additions to property, plant & equipment from discontinued operations(1)	—	—	—	(90.2)
Free cash flow from discontinued operations	$—	$—	$—	$53.7
(1)As presented in the Company’s consolidated statements of cash flows.

Sustaining capital expenditures and non-sustaining capital expenditures are non-GAAP measures and can be reconciled as follows:

	Three months ended December 31,
	Consolidated		Mount Milligan		Öksüt		Molybdenum		Other
	2022	2021	2022	2021	2022	2021	2022	2021	2022	2021
Additions to PP&E(1)	$27.9	$46.9	$14.6	$28.9	$5.1	$9.3	$0.8	$1.4	$7.4	$7.3
Adjust for:
Costs capitalized to the ARO assets	(11.7)	(17.9)	(4.4)	(5.3)	—	(5.2)	—	—	(7.3)	(7.4)
Costs capitalized to the ROU assets	(0.2)	(1.3)	—	(1.5)	(0.2)	0.2	—	—	—	—
Other(2)	(0.6)	0.4	(0.2)	0.3	(0.3)	—	—	—	(0.1)	0.1
Capital expenditures	$15.4	$28.1	$10.0	$22.4	$4.6	$4.3	$0.8	$1.4	$—	$—
Sustaining capital expenditures	15.3	25.7	9.9	20.2	4.6	4.1	0.8	1.4	—	—
Non-sustaining capital expenditures	0.1	2.4	0.1	2.2	—	0.2	—	—	—	—
(1)As presented in the note 28 of the Company’s consolidated financial statements.
(2)Includes reclassification of insurance and capital spares from supplies inventory to PP&E.

	Years ended December 31,
	Consolidated		Mount Milligan		Öksüt		Molybdenum		Other
	2022	2021	2022	2021	2022	2021	2022	2021	2022	2021
Additions to PP&E(1)	$275.1	$118.9	$49.2	$83.7	$14.2	$24.9	$1.8	$2.5	$209.9	$7.8
Adjust for:
Costs capitalized to the ARO assets	6.4	(17.8)	5.5	(5.3)	1.9	(5.20)	—	—	(1.0)	(7.3)
Costs capitalized to the ROU assets	(0.4)	(6.9)	—	(6.8)	(0.4)	(0.1)	—	—	—	—
Costs relating to the acquisition of Goldfield Project	(208.2)	—	—	—	—	—	—	—	(208.2)	—
Other(2)	0.3	(0.9)	—	(0.8)	0.3	—	0.1	—	(0.1)	(0.1)
Capital expenditures	$73.2	$93.3	$54.7	$70.8	$16.0	$19.6	$1.9	$2.5	$0.6	$0.4
Sustaining capital expenditures	71.1	88.0	53.1	66.7	16.0	18.8	1.9	2.5	0.1	—
Non-sustaining capital expenditures	2.1	5.3	1.6	4.1	—	0.8	—	—	0.5	0.4
(1)As presented in the note 28 of the Company’s consolidated financial statements.
(2)Includes reclassification of insurance and capital spares from supplies inventory to PP&E.

Mineral Reserves and Mineral Resources
The Company has released the results of the updated mineral reserve and mineral resource estimates for the Mount Milligan Mine, the Öksüt Mine, and the Kemess Property as of December 31, 2022. The 2021 mineral reserves and resources estimate excludes the Greenstone project which was divested on January 19, 2021 as well the Kumtor Mine.
Mount Milligan’s mineral reserves and mineral resources are presented on a 100%-basis. Sales of gold and copper from the Mount Milligan Mine are subject to the Mount Milligan Streaming Arrangement whereby RGLD Gold AG (“Royal Gold”) is entitled to 35% and 18.75% of gold and copper sales respectively. Under this streaming arrangement, Royal Gold pays Centerra $435 per ounce of gold delivered and 15% of the spot price per metric tonne of copper delivered.
Total gold mineral reserves and resources

Gold (000s attributable ounces contained)(3)(4)	2022	2021
Total proven and probable mineral reserves	5,453	5,936
Total measured and indicated mineral resources(1)	6,053	6,153
Total inferred mineral resources(1)(2)	926	899
(1)Mineral resources are in addition to mineral reserves. Mineral resources do not have demonstrated economic viability.
(2)Inferred mineral resources have a great amount of uncertainty as to their existence and as to whether they can be mined economically. It cannot be assumed that all or part of the inferred mineral resources will ever be upgraded to a higher category.
(3)Production at the Mount Milligan Mine is subject to a streaming agreement which entitles Royal Gold to 35% of gold sales from the Mount Milligan Mine. Under the streaming arrangement, Royal Gold will pay $435 per ounce of gold delivered. Mineral resources for the Mount Milligan property are presented on a 100%-basis.
(4)On November 7, 2022, the Company released the Mount Milligan Mine Technical Report for mineral resources and mineral reserves at the Mount Milligan Mine. The Mount Milligan Mine Technical Report added 1.1 million ounces of gold and 260 million pounds of copper as of December 31, 2021. The balances as of December 31, 2021 are inclusive of the updated figures included in the Mount Milligan Mine Technical Report.
Total copper mineral reserves and resources

Copper (millions of pounds contained)(3)(4)	2022	2021
Total proven and probable mineral reserves	1,532	1,366
Total measured and indicated mineral resources(1)	6,453	5,551
Total inferred mineral resources(1)(2)	559	499
(1)Mineral resources are in addition to mineral reserves. Mineral resources do not have demonstrated economic viability.
(2)Inferred mineral resources have a great amount of uncertainty as to their existence and as to whether they can be mined economically. It cannot be assumed that all or part of the inferred mineral resources will ever be upgraded to a higher category.
(3)Production at the Mount Milligan Mine is subject to a streaming agreement which entitles Royal Gold to 18.75% of copper sales from the Mount Milligan mine. Under the streaming arrangement, Royal Gold will pay 15% of the spot price per metric tonne of copper delivered. Mineral resources for the Mount Milligan property are presented on a 100% basis.
(4)On November 7, 2022, the Company released the Mount Milligan Mine Technical Report for mineral resources and mineral reserves at the Mount Milligan Mine. The Mount Milligan Mine Technical Report added 1.1 million ounces of gold and 260 million pounds of copper as of December 31, 2021. The balances as of December 31, 2021 are inclusive of the updated figures included in the Mount Milligan Mine Technical Report.

Total molybdenum mineral reserves and resources

Molybdenum (millions of pounds contained)(1)(3)(4)	2022	2021
Total proven and probable mineral reserves	—	—
Total measured and indicated mineral resources(2)	762	636
Total inferred mineral resources(3)	56	50
(1)Centerra’s equity interests are Berg property 100%, Thompson Creek Mine 100%, and Endako Mine 75%. In December 2020, the Berg property was optioned to a third party which has the right to acquire a 70% interest in the property over a period of up to five years.
(2)Mineral resources are in addition to mineral reserves. Mineral resources do not have demonstrated economic viability.
(3)Inferred mineral resources have a great amount of uncertainty as to their existence and as to whether they can be mined economically. It cannot be assumed that all or part of the inferred mineral resources will ever be upgraded to a higher category.

Material assumptions used to determine mineral reserves and mineral resources are as follows:

	2022	2021
Gold price
Gold mineral reserves ($/oz)	1,200-1,350	1,250-1,350
Gold mineral resources ($/oz)	1,275-1,550	1,450-1,550

Copper price
Copper mineral reserves ($/lb)	2.50-3.25	3.00
Copper mineral resources ($/lb)	3.10-3.50	3.50

Molybdenum price
Molybdenum mineral resources ($/lb)	10.00-14.00	14.00

Foreign exchange rates
1 USD : Canadian dollar	1.25-1.33	1.25-1.30
1 USD : Turkish lira	7.50	7.50

Qualified Person & QA/QC – Non-Exploration (including Production information)

Jean-Francois St-Onge, Professional Engineer, member of the Professional Engineer of Ontario (PEO) and Centerra’s Senior Director, Technical Services, has reviewed and approved the scientific and technical information related to mineral reserves contained in this news release. Mr. St-Onge is a Qualified Person within the meaning of Canadian Securities Administrator’s NI 43-101 Standards of Disclosure for Mineral Projects.

Lars Weiershäuser, PhD, PGeo, and Centerra’s Director of Geology, has reviewed and approved the scientific and technical information related to mineral resources estimates contained in this news release. Dr. Weiershäuser is a Qualified Person within the meaning of Canadian Securities Administrator’s NI 43-101 Standards of Disclosure for Mineral Projects.

All mineral reserve and resources have been estimated in accordance with the standards of the Canadian Institute of Mining, Metallurgy and Petroleum and NI 43-101.

All other scientific and technical information presented in this document, including the production estimates, were prepared in accordance with the standards of the Canadian Institute of Mining, Metallurgy and Petroleum and NI 43-101 and were reviewed, verified, and compiled by Centerra’s geological and mining staff under the supervision of W. Paul Chawrun, Professional Engineer, member of the Professional Engineers of Ontario (PEO) and Centerra’s Vice President and Chief Operating Officer and Anna Malevich, Professional Engineer, member of the Professional Engineers of Ontario (PEO) and Centerra’s Senior Director, Projects each of whom is a qualified person for the purpose of NI 43-101.

The Mount Milligan Mine is described in a technical report pursuant to NI 43-101 dated November 7, 2022 (with an effective date of December 31, 2021) and filed on SEDAR at www.sedar.com and EDGAR at www.sec.gov/edgar. The technical report describes the exploration history, geology, and style of gold mineralization at the Mount Milligan deposit. Sample preparation, analytical techniques, laboratories used, and quality assurance and quality control protocols used during the exploration drilling programs are done consistent with industry standards while independent certified assay labs are used.

The Öksüt Mine is described in a technical report pursuant to NI 43-101 dated September 3, 2015 and filed on SEDAR at www.sedar.com. The technical report describes the exploration history, geology, and style of gold mineralization at the Öksüt deposit. Sample preparation, analytical techniques, laboratories used, and quality assurance and quality control protocols used during the exploration drilling programs are done consistent with industry standards while independent certified assay labs are used.